      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1997

                                                   REGISTRATION NO. 333-       .
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SCHUFF STEEL COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               1791                              86-0318760
      (STATE OF INCORPORATION)           (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
                                         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                             420 SOUTH 19TH AVENUE
                             PHOENIX, ARIZONA 85009
                                 (602) 252-7787
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                SCOTT A. SCHUFF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SCHUFF STEEL COMPANY
                             420 SOUTH 19TH AVENUE
                             PHOENIX, ARIZONA 85009
                                 (602) 252-7787
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               STEVEN D. PIDGEON, ESQ.                                GARY D. GILSON, ESQ.
                SNELL & WILMER L.L.P.                            BLACKWELL SANDERS MATHENY WEARY
                 ONE ARIZONA CENTER                                      & LOMBARDI L.C.
             PHOENIX, ARIZONA 85004-0001                          2300 MAIN STREET, SUITE 1100
                   (602) 382-6000                                  KANSAS CITY, MISSOURI 64108
                                                                         (816) 274-6800

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                               PROPOSED MAXIMUM  PROPOSED MAXIMUM
                TITLE OF EACH                                      OFFERING          AGGREGATE        AMOUNT OF
             CLASS OF SECURITIES                AMOUNT TO BE       PRICE PER         OFFERING        REGISTRATION
              TO BE REGISTERED                 REGISTERED(1)       SHARE(2)          PRICE(2)            FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value................    2,530,000          $12.00          $30,360,000         $9,200
-------------------------------------------------------------------------------------------------------------------
Total.............................................................................................      $9,200
===================================================================================================================

(1) Includes 330,000 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 8, 1997

                                2,200,000 SHARES

                              SCHUFF STEEL COMPANY

                                  COMMON STOCK

                            ------------------------
     All of the 2,200,000 shares of common stock, $.001 par value per share (the "Common Stock"), offered hereby are being sold by Schuff Steel Company (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. Application has been made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "SHUF." It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for factors to be considered in determining the initial public offering price.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
               UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                          UNDERWRITING
                                      PRICE TO              DISCOUNTS            PROCEEDS TO
                                       PUBLIC          AND COMMISSIONS(1)        COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $
-------------------------------------------------------------------------------------------------
Total(3).......................           $                     $                     $
=================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended, in connection with this offering. See "Underwriting."

(2) Before deducting expenses of this offering payable by the Company estimated at $675,000, including a fee payable to the Company's financial consultant. See "Underwriting."

(3) The Company has granted the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $          ,
    $          , and $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made against payment therefor on or about
            , 1997.

                            ------------------------

                      PRINCIPAL FINANCIAL SECURITIES, INC.

               The date of this Prospectus is             , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus: (i) gives effect to the redomestication merger of the Company's predecessor Arizona corporation with and into the Company and the exchange of 50,000 shares of Common Stock for each then issued and outstanding share of common stock of the predecessor corporation pursuant to such merger; (ii) gives effect to the revocation of the Company's subchapter S election immediately prior to the closing of this offering; and (iii) assumes no exercise of either the over-allotment option granted to the Underwriters or currently outstanding stock options granted by the Company. Except as otherwise specified, all references herein to the "Company" or "Schuff" include Schuff Steel Company, a Delaware corporation, its subsidiary, and its predecessor Arizona corporation. Investors should carefully consider the information set forth herein under the heading "Risk Factors" and are urged to read this Prospectus in its entirety.

                                  THE COMPANY

     Schuff Steel Company is a rapidly growing steel fabrication and erection firm that provides a fully integrated range of steel construction services. Schuff operates primarily in the southwestern United States with a concentration in Arizona, Nevada and southern California, and has recently expanded its operations into South America and Mexico. The Company is the largest steel fabrication and erection firm serving the Arizona industrial and commercial markets, a position it recently enhanced with the 1997 acquisition of B&K Steel Fabrications, Inc. ("B&K Steel"). The Company also believes that it is the leading steel fabricator and erector for the hotel and casino industry in Nevada. Engineering News Record ranked the Company as the second largest steel erection subcontractor in the United States based upon 1995 revenues and as the largest steel erection subcontractor in the United States based upon 1994 revenues.

     Schuff has achieved significant growth in revenues and pre-tax income over the past five years. Revenues have more than doubled from $47.0 million in 1992 to $103.9 million ($113.3 million giving pro forma effect to the 1997 B&K Steel acquisition) in 1996. During that same period, pre-tax income have grown at a compound annual growth rate of 101.5%, from $610,000 in 1992 to $10.1 million in 1996.

     The Company seeks to differentiate itself from its competitors by providing a fully integrated range of steel construction services, including engineering, detailing, fabrication and erection, and by providing a level of service and expertise necessary to accommodate large, fast track projects. The Company believes that there is an increasing trend in the industry to design and build projects according to accelerated time schedules. The fast track, "design-as-you-go" nature of these projects creates a demand for integrated contractors that can (i) reduce the logistical and coordination problems inherent in using multiple subcontractors and (ii) more efficiently respond to rapid and multiple design changes while minimizing the project delays and cost overruns commonly associated with such changes. The complexity and size of these projects is particularly suited to contractors with extended financial and operational capabilities. The Company believes that it has gained a reputation in the industry as a reliable, fully integrated provider of engineering, detailing, fabrication and erection services with the ability to complete large, complex projects on a timely, cost efficient basis.

     The Company has provided its integrated fabrication and erection services to a wide variety of projects, including hotels and casinos, office complexes, hospitals, mining facilities, manufacturing plants, shopping malls, sports stadiums, large diameter water pipes, and other public works projects. Examples of major projects include: Bank One Ballpark, a baseball stadium featuring a fully retractable steel roof being constructed for Major League Baseball's Arizona Diamondbacks franchise; Agua Fria Siphon Project, an aqueduct system with over two miles of specially fabricated 21 foot diameter pipe; MGM Grand Hotel & Casino in Las Vegas, the world's largest hotel and casino; Intel Corp.'s Fab 12 Plant, one of the largest semiconductor manufacturing plants in the United States; and Bajo de la Alumbrera in Argentina, one of the largest copper mines in the world.

     The Company believes that the steel fabrication and erection industry is highly fragmented and that many of its competitors are small businesses that offer limited services or confine operations to local or regional markets. Given the trend toward the use of fully integrated contractors, the Company believes the industry may experience consolidation and that it is well positioned to take advantage of potential acquisition opportunities.

BUSINESS STRATEGY

     The Company's objective is to achieve and maintain a leading market position in each of its geographic and specific product markets. The Company seeks to achieve this objective by pursuing the following business strategies:
(i) promoting its ability to provide a fully integrated range of engineering, detailing, fabrication and erection services, which enables the Company to compete more effectively on large, complex, fast track, "design-as-you-go" projects; (ii) focusing its engineering, detailing, fabrication and erection expertise on distinct product segments requiring unique or innovative techniques, where the Company typically experiences less competition; (iii) diversifying its construction projects across a wide range of commercial, industrial and specialty projects; and (iv) offering in-house project management and engineering expertise not typically provided by steel fabricators or erectors, which facilitates the Company's ability to procure contracts for large, more complicated projects.

GROWTH STRATEGY

     The Company seeks to achieve continued growth and diminish the impact of business and economic cycles by pursuing the following strategies: (i) promoting growth internally by adding sales and marketing personnel dedicated to fast growing markets, further developing its engineering and design capabilities and fabrication capacity, and continually updating its fabrication and detailing equipment and technologies; (ii) capitalizing on the highly fragmented nature of the steel fabrication and erection industry by pursuing selective acquisitions of companies that offer the Company increased plant facilities, opportunities to increase market share in selected geographic markets, penetration of new product market segments and access to domestic and international markets targeted by the Company for geographic expansion; (iii) pursuing additional project opportunities by continuing to diversify into new geographic and product markets, leveraging its existing relationships with key national and multi-national general contractors and other customers, and establishing new strategic alliances; and (iv) expanding its international operations by pursuing opportunities in South America, Mexico and Southeast Asia.

     The Company was incorporated in Arizona in 1976 and reincorporated under the laws of Delaware in 1997. The Company's principal executive offices are located at 420 South 19th Avenue, Phoenix, Arizona 85009, and its telephone number is (602) 252-7787.

                                  THE OFFERING

Common Stock offered........................    2,200,000 shares(1)
Common Stock to be outstanding immediately
  after this offering.......................    7,200,000 shares(1)
Use of proceeds.............................    Purchase of specialized equipment, funding
                                                of the subchapter S distribution to the
                                                Company's present stockholders, and general
                                                corporate and working capital purposes. See
                                                "Use of Proceeds" and "S Corporation
                                                Distribution."
Proposed Nasdaq National Market symbol......    "SHUF"

---------------
(1) Excludes 330,000 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option. Also excludes 345,500 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1997 Stock Option Plan with an exercise price of $5.00 per share, and 22,500 shares of Common Stock issuable upon exercise of stock options to be granted to the Company's non-employee directors upon their appointment to the Board of Directors at the closing of this offering at an exercise price equal to the initial public offering price. See "Management," "Description of Capital Stock" and "Underwriting."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected summary financial data as of the dates and for the periods indicated. The historical financial data for each year in the five-year period ended December 31, 1996 are derived from the audited financial statements of the Company. The quarterly periods reflect unaudited results of the Company, which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results for any interim period are not necessarily indicative of results to be expected for a full fiscal year. The following table also sets forth unaudited pro forma financial information for each period that gives effect to the revocation of the Company's S corporation status. The following data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                   THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                    MARCH 31,
                                ------------------------------------------------   ------------------
                                 1992      1993      1994      1995     1996(1)      1996      1997
                                -------   -------   -------   -------   --------   --------   -------
SELECTED INCOME STATEMENT
  DATA:
Revenues......................  $46,991   $58,640   $68,199   $62,090   $103,912   $ 10,410   $25,507
Cost of revenues..............   41,752    50,376    58,874    54,222     86,998      8,418    21,655
                                -------   -------   -------   -------    -------   --------   -------
  Gross profit................    5,239     8,264     9,325     7,868     16,914      1,992     3,852
General and administrative
  expenses....................    4,102     4,367     4,915     5,284      6,715      1,357     2,081
                                -------   -------   -------   -------    -------   --------   -------
  Operating income............    1,137     3,897     4,410     2,584     10,199        635     1,771
Interest expense..............     (583)     (627)     (718)     (752)      (452)      (147)      (95)
Other income..................       56        60        67       618        303         52        96
                                -------   -------   -------   -------    -------   --------   -------
  Income before income tax....      610     3,330     3,759     2,450     10,050        540     1,772
Pro forma income taxes(2).....      245     1,330     1,500       980      4,020        215       710
                                -------   -------   -------   -------    -------   --------   -------
  Pro forma net income(2).....  $   365   $ 2,000   $ 2,259   $ 1,470   $  6,030   $    325   $ 1,062
                                =======   =======   =======   =======    =======   ========   =======
Pro forma net income per
  share(2)....................  $  0.07   $  0.39   $  0.44   $  0.28   $   1.16   $   0.06   $  0.20
Shares used in
  computation(3)..............    5,188     5,188     5,188     5,188      5,188      5,188     5,188

OTHER DATA:
Backlog(4)....................  $34,466   $18,387   $22,544   $80,834   $ 67,335   $126,061   $65,550

                                                                                    AS OF MARCH 31,
                                                                                 ----------------------
                                                                                             1997 PRO
                                                                                   1997      FORMA AS
SELECTED BALANCE SHEET DATA:                                                      ACTUAL    ADJUSTED(5)
                                                                                 --------   -----------
Working capital, including
  current portion of long
  term debt.................  $ 5,700   $ 4,804   $ 8,498   $ 7,965   $  8,476   $  8,598     $20,029
Total assets................   22,681    25,387    26,244    25,260     43,969     48,160      59,591
Long term debt, excluding
  current portion...........    3,720     3,806     7,057     5,271      2,753      2,777       2,777
Stockholders' equity........    4,256     5,320     6,032     6,768     10,682     11,436      22,867

---------------
(1) Does not give effect to the Company's acquisition of B&K Steel on January 31, 1997, which was accounted for under the purchase method of accounting. Accordingly, financial information relating to B&K Steel has not been included in periods prior to the acquisition. Giving effect to the acquisition of B&K Steel, as if it had occurred on January 1, 1996, the Company's pro forma and unaudited revenues, gross profit, income before income taxes, pro forma net income (after pro forma income taxes), and pro forma net income per share would have been $113,291,000, $18,097,000, $10,165,000, $6,099,000, and $1.18, respectively.

(2) Prior to this offering, the Company elected to be treated as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"). As an S corporation, the Company is not subject to income taxes. Pro forma net income reflects the provision for income taxes that would have been recorded had the Company been subject to income taxes as a C corporation for all periods, assuming an effective tax rate of 40%. Pro forma net income does not include credits of $300,000 to income to be recorded upon revocation of the Company's subchapter S election. See "S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Shares used in the computation of pro forma net income per share are based upon a weighted average number of common shares and common stock equivalents outstanding during each year. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Number 83, all issuances of the Company's common stock options at prices below the expected initial public offering price during the twelve-month period preceding the proposed offering have been treated as common stock equivalents as if they had been issued at the Company's inception using the treasury stock method.

(4) Backlog is the amount of potential future revenues to be recognized upon performance of contracts awarded to the Company. Backlog increases as new contract commitments are received, decreases as revenues are recognized, and increases or decreases to reflect modifications in the work to be performed under a contract. Of the Company's $67.3 million backlog as of December 31, 1996, approximately $13.1 million was attributable to three projects for a single customer in Las Vegas, Nevada, and approximately $34.3 million was attributable to the Bank One Ballpark project in Phoenix, Arizona. Of the Company's $65.6 million backlog at March 31, 1997, approximately $15.9 million was attributable to two projects for a single customer in Las Vegas, and approximately $26.8 million was attributable to the Bank One Ballpark project. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

(5) Gives effect to (i) the sale of the 2,200,000 shares of Common Stock by the Company offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom, including payment of the $10.7 million portion of the S Corporation Distribution that existed at March 31, 1997 and (ii) an increase to stockholders' equity to reflect the recognition of a deferred tax asset, and corresponding credit to income, in the amount of $300,000 upon revocation of the Company's S corporation election. See "Use of Proceeds," "S Corporation Distribution," "Capitalization" and Note 1 to Consolidated Financial Statements.

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves certain risks. In addition to the other information included elsewhere in this Prospectus, prospective investors should give careful consideration to the following factors before purchasing shares of the Common Stock offered hereby.

DEPENDENCE ON CONSTRUCTION INDUSTRY

     The Company earns virtually all of its revenues in the building construction industry, which is subject to local, regional and national economic cycles. The Company's revenues and cash flows depend to a significant degree on major construction projects in various industries, including the hotel and casino, retail shopping, health care, mining, computer chip manufacturing, public works and other industries. The failure to obtain major projects, delays in awards of major projects, or cancellation of major projects could result in under-utilization of the Company's resources, which would adversely impact the Company's revenues and cash flows. These factors are largely beyond the control of the Company. If construction activity declines significantly in the Company's principal markets, the Company's business, financial condition and results of operations would be adversely affected.

FIXED PRICE CONTRACTS

     A substantial portion of the Company's projects currently are performed on a fixed price basis. In bidding on projects, the Company estimates its costs, including projected increases in costs of labor, material and services. Despite these estimates, costs and gross profit realized on a fixed price contract may vary from estimated amounts because of unforeseen conditions or changes in job conditions, variations in labor and equipment productivity over the terms of contracts, higher than expected increases in labor or material costs and other factors. These variations could have a material adverse effect on the Company's business, financial condition and results of operations for any period. See "Business -- Contracting Methods and Performance Bonding."

DEPENDENCE ON SUBCONTRACTORS

     The Company routinely relies on subcontractors to perform a significant portion of its fabrication and project detailing to fulfill projects that the Company cannot fulfill in-house due to capacity constraints or that are in markets in which the Company has not established a strong local presence. With respect to these projects, the Company's success depends on its ability to retain and successfully manage these subcontractors. Any difficulty in attracting and retaining qualified subcontractors on terms and conditions favorable to the Company could have an adverse effect on the Company's ability to complete these projects in a timely and cost effective manner.

UNION CONTRACTS

     The Company currently is a party to a number of collective bargaining agreements with various unions representing the Company's fabrication and erection employees. These contracts expire or are subject to expiration at various times in the future. The inability of the Company to renew such contracts could result in work stoppages and other labor disturbances, which could disrupt the Company's business and adversely affect the Company's results of operations. See "Business -- Employees."

PERCENTAGE OF COMPLETION ACCOUNTING

     The Company recognizes revenues using the percentage of completion accounting method. Under this method, revenues are recognized based on the ratio that costs incurred to date bear to the total estimated costs to complete the project. Estimated losses on contracts are recognized in full when the Company determines that a loss will be incurred. The Company frequently reviews and revises revenues and total cost estimates as work progresses on a contract and as contracts are modified. Accordingly, revenue adjustments based upon the revised completion percentage are reflected in the period that estimates are revised. Although revenue estimates are based upon management assumptions supported by historical experience, these estimates could vary materially from actual results. To the extent percentage of completion adjustments reduce previously reported revenues, the Company would recognize a charge against operating results, which could have a material adverse effect on the Company's results of operations for the applicable period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction."

GEOGRAPHIC CONCENTRATION

     The Company's fabrication and erection operations currently are conducted primarily in Arizona and Nevada, states in which the construction industry has experienced substantial growth during recent years. Of the $103.9 million in revenues earned by the Company in 1996, the Company estimates that approximately $66.5 million, or 64.0%, of those revenues were related to projects in Arizona and Nevada. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in general economic conditions existing in Arizona and Nevada and in the southwestern United States generally. See "Business -- Primary Markets and Products."

BACKLOG

     The Company's backlog can be significantly affected by the receipt, or loss, of individual contracts. For example, approximately 40.9% of the Company's $65.5 million backlog at March 31, 1997 was attributable to the Bank One Ballpark project in Phoenix, Arizona. In the event one or more large contracts were terminated or their scope reduced, the Company's backlog would decrease substantially. The Company's future business and results of operations may be adversely affected if it is unable to replace significant contracts when lost or completed, or if it otherwise fails to maintain a sufficient level of backlog. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

OPERATING RISKS

     Construction and heavy steel plate weldments involve a high degree of operational risk. Natural disasters, adverse weather conditions, design, fabrication and erection errors and work environment accidents can cause death or personal injury, property damage and suspension of operations. The occurrence of any of these events could result in loss of revenues, increased costs, and liability to third parties. Litigation arising from such an occurrence may cause the Company to be named as a defendant in lawsuits asserting substantial claims. Although the Company maintains risk management, insurance, and safety programs intended to prevent or mitigate losses, there can be no assurance that any of these programs will be adequate or that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business -- Legal Proceedings and Insurance."

RISKS OF INTERNATIONAL OPERATIONS

     The Company is expanding into international markets, with approximately 13.7% of its revenues in 1996 relating to projects outside the United States. The Company's international operations are subject to certain political, economic and other uncertainties, including risks of war, nationalization of assets, renegotiation or nullification of existing contracts, changing political conditions, changing laws and policies affecting trade and investment, and overlap of different tax structures. Although the Company currently attempts to limit its exposure to currency fluctuations by dealing solely in United States dollars, there can be no assurance that the Company's international operations will escape the risks of fluctuating currency values, hard currency shortages, or controls on currency exchange.

COMPETITION

     Many small and various large companies offer fabrication, erection and related services that compete with those provided by the Company. Local and regional companies offer competition in one or more of the Company's geographic markets or product segments. Out of state or international companies may provide competition in any market. The Company competes for every project it obtains. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, safety record and reputation, price competition usually is the primary factor in determining which qualified contractor with available equipment is awarded a contract. Competition has resulted in pressure on pricing and operating margins, and the effects of competitive pressure in the industry may continue. Some of the Company's competitors have greater capital and other resources than the Company and are well established in their respective markets. There can be no assurance that the Company's competitors will not substantially increase their commitment of resources devoted to competing aggressively with the Company or that the Company will be able to compete profitably with its competitors.

SUBSTANTIAL LIQUIDITY REQUIREMENTS

     The Company's operations require significant amounts of working capital to procure materials for contracts to be performed over relatively long periods, and for purchases and modifications of heavy-duty and specialized fabrication equipment. In addition, the Company's contract arrangements with customers sometimes require the Company to provide payment and performance bonds and, in selected cases, letters of credit, to partially secure the Company's obligations under its contracts, which may require the Company to incur significant expenditures prior to receipt of payments. Furthermore, the Company's customers often will retain a portion of amounts otherwise payable to the Company during the course of a project as a guarantee of completion of that project. To the extent the Company is unable to receive project payments in the early stages of a project, the Company's cash flow would be reduced, which could have a material adverse effect on the Company's business, financial conditions and results of operations. See "Management's Discussion and Analysis and Results of
Operations -- Liquidity and Capital Resources."

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS

     The Company intends to consider acquisitions of and alliances with other companies in its industry that could complement the Company's business, including the acquisition of entities in diverse geographic regions and entities offering greater access to industries and markets not currently served by the Company. There can be no assurance that suitable acquisition or alliance candidates can be identified or, if identified, that the Company will be able to consummate such transactions. Further, there can be no assurance that the Company will be able to integrate successfully any acquired companies into its existing operations, which could increase the Company's operating expenses. Moreover, any acquisition by the Company may result in potentially dilutive issuances of equity securities, incurrence of additional debt and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. Acquisitions involve numerous risks, such as diverting attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience and the potential loss of key employees of the acquired company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Growth Strategy."

DEPENDENCE UPON KEY PERSONNEL

     The Company's success depends on the continued services of the Company's senior management and key employees as well as the Company's ability to attract additional members to its management team with experience in the steel fabrication and erection industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. See "Management."

POTENTIAL ENVIRONMENTAL LIABILITY

     The Company's operations and properties are affected by numerous federal, state and local environmental protection laws and regulations, such as those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. Compliance with these laws and regulations has become increasingly stringent, complex and costly. There can be no assurance that such laws and regulations or their interpretation will not change in a manner that could materially and adversely affect the Company. Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and its state law counterparts, provide for strict and joint and several liability for investigation and remediation of spills and other releases of toxic and hazardous substances. These laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located. The Company can give no assurance that it, or entities for which it may be responsible, will not incur such liability in connection with the investigation and remediation of facilities it currently operates (or formerly owned or operated) or other locations in a manner that could materially and adversely affect the Company. See "Business -- Environmental Regulation."

GOVERNMENTAL REGULATION

     Many aspects of the Company's operations are subject to governmental regulations in the United States and in other countries in which the Company operates, including regulations relating to occupational health and workplace safety, principally the Occupational Safety and Health Act and regulations thereunder. Although the Company believes that it is in material compliance with such laws, there can be no assurance that it will be able to maintain this status. Further, the Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in or new interpretations of existing regulations. See
"Business -- Governmental Regulation."

CONTROL BY MAJORITY STOCKHOLDERS; ABILITY TO ISSUE PREFERRED STOCK

     Upon completion of this offering, Mr. David A. Schuff, the Company's Chairman and co-founder, and Mr. Scott A. Schuff, the Company's President, Chief Executive Officer, co-founder and a member of its Board of Directors, collectively will control the voting of approximately 69.4% of the outstanding Common Stock. As a result, these individuals will control the vote on all matters requiring approval of the stockholders, including causing or restricting the sale or merger of the Company. In addition, the Company's Certificate of Incorporation authorizes the Company to issue shares of "blank check" preferred stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors has the authority, without stockholder approval, to issue preferred stock with rights that could adversely affect the voting power or other rights of the holders of the Common Stock. See "Management," "Principal Stockholders" and "Description of Capital Stock -- Preferred Stock."

ABSENCE OF PRIOR MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE

     Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the price of the Common Stock offered hereby will be determined through negotiations between the Company and the Representative. In addition, there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, any such market will be sustained. See "Underwriting."

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has experienced price and volume fluctuations that have affected the market for many companies and have often been unrelated to the operating performance of such companies. The market price of the Common Stock could also be subject to significant fluctuations in response to variations in the Company's quarterly operating results, analyst reports, announcements concerning the Company, legislative or regulatory changes in the interpretation of existing statutes or regulations affecting the Company's business, litigation, general trends in the industry and other events or factors.

SHARES ELIGIBLE FOR FUTURE SALE

     There will be 7,200,000 shares of Common Stock outstanding upon consummation of this offering (assuming no exercise of the over-allotment option granted to the Underwriters). Of these shares, 2,200,000 shares of Common Stock will be freely tradeable. The 5,000,000 remaining shares of Common Stock are beneficially held by Messrs. David A. Schuff and Scott A. Schuff who, together with the Company, have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock without the consent of the Representative for a period of 180 days after the date of this Prospectus. Upon expiration of these agreements, these shares will be eligible for sale in the public markets subject to the notice, manner of sale, volume limitations, and current public reporting requirements imposed by Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock in the open market, or the availability of such shares for sale following this offering, could adversely affect the prevailing market price of the Common Stock and may make it more difficult for the

Company to sell its equity securities in the future on terms it deems appropriate. See "Shares Eligible for Future Sale," "Principal Stockholders" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock offered hereby will suffer immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains forward-looking statements including statements regarding, among other items, the Company's business strategy, growth strategy, and anticipated trends in the Company's business. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "anticipate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond the Company's control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

                                  THE COMPANY

     Founded in 1976, the Company initially operated primarily as a steel erector on commercial and industrial building projects and subcontracted steel fabrication services to others. Due to a sharp increase in commercial and industrial construction activity in the 1980's, many of the Company's fabrication subcontractors could not meet the increased demand for steel fabrication services and raised prices to the Company. In August 1985, the Company acquired the assets of Marathon Steel Company, a Phoenix, Arizona-based steel fabrication contractor. The acquisition of Marathon Steel Company enabled the Company to become less dependent on steel fabrication subcontractors and to continue its pursuit of large, more complicated construction projects.

     The Company is a fully integrated fabricator and erector of structural steel and heavy steel plate. The Company fabricates and erects structural steel for commercial and industrial construction projects such as high and low rise buildings and office complexes, hotels and casinos, convention centers, sports arenas, shopping malls, hospitals, dams, bridges, mines and power plants. The Company also specializes in the fabrication and erection of heavy steel plate, including large diameter water pipe, water storage tanks, pollution control scrubbers, tunnel liners, pressure vessels, and a variety of customized projects. The Company seeks to differentiate its operations by offering complete, turnkey steel construction services featuring engineering, detailing, shop fabrication and field erection. By offering an integrated package of steel construction services from a single source, the Company is able to respond more efficiently to the design and construction challenges associated with large, complex, "fast track" construction projects.

     The Company was incorporated in Arizona in 1976 and was reincorporated in Delaware in 1997. The Company's principal executive offices are located at 420 South 19th Avenue, Phoenix, Arizona 85009, and its telephone number is (602) 252-7787.

                           S CORPORATION DISTRIBUTION

     Since 1987, the Company has been subject to taxation under subchapter S of the Code. As a result, the taxable income of the Company has been attributed and taxed directly to the Company's stockholders, rather than to the Company. Historically, the Company has not distributed all of its taxable income. Amounts in excess of estimated stockholder tax liabilities and certain other distributions have been retained as working capital and used to support business operations.

     The following table sets forth the Company's taxable income and accrued distributions from the date of its S corporation election in 1987 through March 31, 1997:

        Taxable income.................................................   $26.1 million
        Less: Distributions accrued and paid through March 31, 1997....    10.6 million
        Less: Distributions accrued but unpaid at March 31, 1997.......     4.8 million
                                                                          -------------
        Undistributed taxable income at March 31, 1997.................   $10.7 million
                                                                          =============

     Undistributed taxable income is estimated to increase from $10.7 million at March 31, 1997 to $12.0 million at the closing of this offering. A distribution payable to stockholders equal to all remaining undistributed taxable income will be accrued and paid in connection with the closing of this offering, reducing the retained earnings of the Company to an estimated $1.6 million. This distribution will be paid from the proceeds of this offering (the "S Corporation Distribution"). Purchasers of shares in this offering will not receive any of this distribution. See "Use of Proceeds" and "Capitalization."

     The Company intends to revoke its S corporation election prior to the closing of this offering. Upon revocation of its S corporation election, the Company will become subject to income taxation and, in connection therewith, the Company will record a deferred tax asset of $300,000 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to Consolidated Financial Statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company (including amounts payable to the Company's financial consultant), are estimated to be approximately $21.8 million ($25.2 million if the Underwriters' over-allotment option is exercised in full) based upon an assumed initial public offering price of $11.00 per share. The Company anticipates that such net proceeds will be used as follows: (i) approximately $12.0 million to fund the S Corporation Distribution; (ii) approximately $2.5 million to purchase specialized fabrication equipment; and (iii) the balance for general corporate purposes, including, when and if available, the acquisition of businesses complementary to the Company's business and growth strategy. The Company has no pending commitments for and is not engaged in negotiations in connection with any acquisitions. See "S Corporation Distribution."

     Until applied as set forth above, all proceeds will be invested in short-term, interest bearing, investment grade or equivalent securities or bank certificates of deposit. Investment of the net proceeds in short-term investments rather than operations could adversely affect the Company's overall return on its capital.

                                DIVIDEND POLICY

     Except for the distributions described in "Use of Proceeds" and "S Corporation Distribution" above, the Company intends to retain earnings to finance the operations and expansion of the Company's business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of March 31, 1997, and the pro forma as adjusted amounts, which reflect (i) the sale of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses, (ii) the application of the estimated net proceeds therefrom, including payment of the $10.7 million portion of the S Corporation Distribution that existed at March 31, 1997 and
(iii) an increase in retained earnings to reflect recognition of a deferred tax asset and corresponding credit to income in the amount of $300,000 upon revocation of the Company's S corporation election. See "Use of Proceeds," "S Corporation Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to Consolidated Financial Statements. The table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                      AS OF MARCH 31, 1997,
                                                                     -----------------------
                                                                                  PRO FORMA
                                                                     ACTUAL      AS ADJUSTED
                                                                     -------     -----------
                                                                           (UNAUDITED)
                                                                         (IN THOUSANDS)
    Long term debt, including current portion......................  $ 3,094       $ 3,094
    Stockholders' equity:
      Preferred Stock, $.001 par value; 1,000,000 shares
         authorized; no shares outstanding.........................       --            --
      Common Stock, $.001 par value; 20,000,000 shares authorized;
         5,000,000 shares issued and outstanding, actual; 7,200,000
         shares issued and outstanding, as adjusted(1).............        5             7
      Unfunded pension losses(2)...................................     (541)         (541)
      Additional paid in capital...................................       15        21,844
      Retained earnings............................................   11,957         1,557(3)
                                                                     -------       -------
              Total stockholders' equity...........................   11,436        22,867
                                                                     -------       -------
    Total capitalization...........................................  $14,530       $25,961
                                                                     =======       =======

---------------
(1) Excludes up to 330,000 shares of Common Stock that may be sold by the Company upon the exercise of the Underwriters' over-allotment option. Also excludes up to 345,500 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1997 under the Company's 1997 Stock Option Plan, and 22,500 shares of Common Stock issuable upon exercise of stock options to be granted to the Company's non-employee directors upon their appointment to the Board of Directors at the closing of this offering. See "Management," "Description of Capital Stock" and "Underwriting."

(2) See Note 6 to Consolidated Financial Statements.

(3) The pro forma as adjusted retained earnings represent retained earnings of the Company generated when it was taxed as a C corporation prior to its conversion to a S corporation in 1987. These retained earnings will not be distributed to the current stockholders of the Company. See "S Corporation Distribution" and "Use of Proceeds."

                                    DILUTION

     The net tangible book value of the Company's Common Stock at March 31, 1997 was $11.3 million, or $2.27 per share of Common Stock. Net tangible book value per common share represents the book value of the Company's tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. At March 31, 1997, the Company had $10.7 million of undistributed taxable income. If such amount had been distributed on that date, the Company's pro forma tangible net book value would have been $600,000, or $0.13 per share.

     Without taking into account any changes in such net tangible book value subsequent to March 31, 1997, other than to give effect to (i) the sale by the Company of 2,200,000 shares of Common Stock offered hereby (after deducting the underwriting discount and estimated offering expenses) and the application of the estimated proceeds thereof, including payment of the March 31, 1997 portion of the S Corporation Distribution, and (ii) an increase in retained earnings to reflect the recognition of a deferred tax asset, and corresponding credit to income, in the amount of $300,000 upon revocation of the Company's S corporation election, the pro forma net tangible book value of the Company as of March 31, 1997 would have been $22.8 million, or $3.16 per share. This represents an immediate increase in net tangible book value of $3.03 per share to current stockholders and immediate dilution of $7.84 per share to new investors purchasing Common Stock pursuant to this offering. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of Common Stock of the Company pursuant to this offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. The following table illustrates the per share effect of this dilution on an investor's purchase of shares:

    Initial public offering price per common share....................              $11.00
      Pro forma net tangible book value per common share before this
         offering.....................................................    $0.13
      Increase in pro forma net tangible book value per common share
         attributable to new investors................................     3.03
    As adjusted pro forma net tangible book value per common share
      after this offering.............................................                3.16
                                                                                    ------
    Dilution per common share to new investors........................              $ 7.84
                                                                                    ======

     The foregoing table excludes up to 330,000 shares of Common Stock that may be sold by the Company upon the exercise of the Underwriters' over-allotment option. The table also excludes 345,500 shares of Common Stock issuable upon exercise of stock options granted under the Company's 1997 Stock Option Plan at an exercise price of $5.00 per share and 22,500 shares of Common Stock issuable upon exercise of stock options to be granted to the Company's non-employee directors upon their appointment to the Board of Directors at the closing of this offering with an exercise price equal to the initial public offering price. Assuming the exercise of all such options, the pro forma net tangible book value per share before this offering would be $0.49, the pro forma net tangible book value per share after this offering would be $3.27, and the dilution per share to new investors would be $7.73. See "Description of Capital Stock," "Underwriting" and "Management."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following sets forth selected historical consolidated financial data of the Company for each of the years in the five-year period ended December 31, 1996 and for the three month periods ended March 31, 1996 and 1997. The selected annual historical consolidated financial data are derived from the Company's Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors. The selected annual historical consolidated financial data for the three month periods ended March 31, 1996 and 1997 have been derived from the Company's unaudited Consolidated Financial Statements for such periods. In the opinion of management, the following unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results for any interim period are not necessarily indicative of results to be expected for a full fiscal year. For additional information, see the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and is qualified by reference thereto and to the Company's Consolidated Financial Statements and Notes thereto.

                                                                                             THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                    MARCH 31,
                                         -------------------------------------------------   ------------------
                                          1992      1993      1994       1995     1996(1)      1996      1997
                                         -------   -------   -------   --------   --------   --------   -------
STATEMENT OF INCOME DATA:
Revenues...............................  $46,991   $58,640   $68,199   $ 62,090   $103,912   $ 10,410   $25,507
Cost of revenues.......................   41,752    50,376    58,874     54,222     86,998      8,418    21,655
                                         -------   -------   -------   --------   --------   --------   -------
  Gross profit.........................    5,239     8,264     9,325      7,868     16,914      1,992     3,852
General and administrative expenses....    4,102     4,367     4,915      5,284      6,715      1,357     2,081
                                         -------   -------   -------   --------   --------   --------   -------
  Operating income.....................    1,137     3,897     4,410      2,584     10,199        635     1,771
Interest expense.......................     (583)     (627)     (718)      (752)      (452)      (147)      (95)
Other income...........................       56        60        67        618        303         52        96
                                         -------   -------   -------   --------   --------   --------   -------
  Income before income taxes...........      610     3,330     3,759      2,450     10,050        540     1,772
Pro forma income taxes(2)..............      245     1,330     1,500        980      4,020        215       710
                                         -------   -------   -------   --------   --------   --------   -------
  Pro forma net income(2)..............  $   365   $ 2,000   $ 2,259   $  1,470   $  6,030   $    325   $ 1,062
                                         =======   =======   =======   ========   ========   ========   =======
Pro forma net income per share(2)......  $  0.07   $  0.39   $  0.44   $   0.28   $   1.16   $   0.06   $  0.20
Shares used in computation(3)..........    5,188     5,188     5,188      5,188      5,188      5,188     5,188
OPERATING DATA:
Backlog(4).............................  $34,466   $18,387   $22,544   $ 80,834   $ 67,335   $126,061   $65,550

BALANCE SHEET DATA:
Cash and cash equivalents..............  $    90   $   113   $    63   $    289   $  7,253   $  1,554   $ 4,750
Restricted funds on deposit(5).........       --        --        --        220      2,249        220     2,896
Costs and recognized earnings in excess
  of billings on uncompleted
  contracts(6).........................      681       714       777      1,076        871         62     1,332
Billings in excess of costs and
  recognized earnings on uncompleted
  contracts(6).........................    5,846     4,215     6,506      5,940     19,623     13,207    22,407
Property and equipment, net............    1,887     4,310     4,666      4,222      5,116      4,214     5,758
Total assets...........................   22,681    25,387    26,244     25,260     43,969     31,487    48,160
Long term debt, excluding current
  portion..............................    3,720     3,806     7,057      5,271      2,753      3,511     2,777
Stockholders' equity...................  $ 4,256   $ 5,320   $ 6,032   $  6,768   $ 10,682   $  6,961   $11,436

---------------
(1) Does not give effect to the Company's acquisition of B&K Steel on January 31, 1997, which was accounted for under the purchase method of accounting. Accordingly, financial information relating to B&K Steel has not been included in periods prior to the acquisition. Giving effect to the acquisition of B&K Steel as if it had occurred on January 1, 1996, the Company's pro forma and unaudited revenues, gross profit, income before income taxes, pro forma net income (after pro forma income taxes), and pro forma net income per share would have been $113,291,000, $18,097,000, $10,165,000, $6,099,000, and $1.18, respectively.

(2) Prior to this offering, the Company elected to be treated as an S corporation under the Code. As an S corporation, the Company is not subject to income taxes. Pro forma net income reflects the provision for income taxes that would have been recorded had the Company been subject to income taxes as a C corporation for all periods, assuming an effective tax rate of 40%. Pro forma net income does not include projected credits of $300,000 to income to be recorded upon revocation of the Company's S corporation election. See "S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Shares used in the computation of pro forma net income per share are based upon the weighted average number of common shares and common stock equivalents outstanding during each year. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Number 83, all issuances of the Company's common stock options at prices below the expected initial public offering price during the twelve-month period preceding the proposed offering have been treated as common stock equivalents as if they had been issued at the Company's inception using the treasury stock method.

(4) Backlog is the amount of potential future revenues to be recognized upon performance of contracts awarded to the Company. Backlog increases as new contract commitments are received, decreases as revenues are recognized, and increases or decreases to reflect modifications in the work to be performed under a contract. Of the Company's $67.3 million backlog as of December 31, 1996, approximately $13.1 million was attributable to three projects for a single customer in Las Vegas, Nevada, and approximately $34.3 million was attributable to the Bank One Ballpark project in Phoenix, Arizona. Of the Company's $65.6 million backlog at March 31, 1997, approximately $15.9 million was attributable to two projects for a single customer in Las Vegas, and approximately $26.8 million was attributable to the Bank One Ballpark project. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

(5) Restricted funds on deposit represent funds on deposit in an interest bearing escrow account which are maintained in lieu of retention for a specific contract. Retentions on contract receivables are amounts due which are withheld until the completed project has been accepted by the customer in accordance with the contract. See Note 1 to Consolidated Financial Statements.

(6) The Company recognizes revenues and costs from construction projects using the percentage of completion accounting method. Under this method, revenues are recognized based upon the ratio of the costs incurred to date to the total estimated costs to complete the project, commencing when progress is sufficient to estimate final results with reasonable accuracy, which typically occurs when fabricated product is shipped to the project site or when erection of the project commences. Construction contracts with customers generally provide that billings are to be made monthly in amounts which are commensurate with the extent of performance under the contracts. Costs and recognized earnings in excess of billings on uncompleted contracts primarily represent revenues earned under the percentage of completion method which have not been billed, and also include costs incurred in excess of billings on contracts for which sufficient work has not been performed to allow for recognition of revenues. Billings in excess of costs and recognized earnings on uncompleted contracts represent amounts billed on contracts in excess of the revenues allowed to be recognized under the percentage of completion method on those contracts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the Company's financial position as of December 31, 1995 and 1996 and March 31, 1996 and 1997, and its results of operations for the years ended December 31, 1994, 1995, and 1996 and the three months ended March 31, 1996 and 1997. This discussion should be read in conjunction with the preceding "Selected Consolidated Financial and Operating Data" and the Company's Consolidated Financial Statements and related Notes thereto and other financial data appearing elsewhere in this Prospectus. Results of operations for interim periods are not necessarily indicative of results to be expected for the full fiscal year. For information relating to factors that could affect future operating results, see "Risk Factors." Any forward-looking statements included in this section or elsewhere in the Prospectus should be considered in light of such risk factors, as well as the information set forth below and in other portions of the Prospectus, any of which could cause the Company's actual results to differ materially from those discussed herein.

INTRODUCTION

     The Company's results of operations are affected primarily by (i) the level of commercial and industrial construction in its principal markets, (ii) the Company's ability to win project contracts, (iii) the amount and complexity of project changes requested by customers or general contractors, (iv) the Company's success in utilizing its resources at or near full capacity, and (v) the Company's ability to complete contracts on a timely and cost effective basis. The level of commercial and industrial construction activity is related to several factors, including local, regional and national economic conditions, interest rates, availability of financing, and the supply of existing facilities relative to demand.

     The Company has observed a trend in the steel fabrication and erection industry toward large, complex, fast track, "design-as-you-go" projects. These projects are well-suited to integrated contractors that can (i) reduce the logistical and coordination problems inherent in the use of multiple subcontractors to complete a large, complex project and (ii) more efficiently respond to rapid and multiple design changes while minimizing project delays and cost overruns commonly associated with such changes. The complexity and size of these projects requires subcontractors possessing extended financial and operational capabilities. Typically, these projects offer greater potential profit than small, less complex projects because project management and overhead requirements for large projects usually are proportionately less. Individual large projects can have a substantial impact upon the Company's results of operations and cause significant fluctuations from quarter to quarter.

     The Company obtains contracts through competitive bidding or negotiation, which generally are either fixed price or cost-plus arrangements. Historically, most of the Company's work is performed on a fixed price basis. In bidding or negotiating contracts, the Company must estimate its costs, including projected increases in labor, material, and services costs. Project duration typically lasts from three to twelve months.

     The Company recognizes revenues using the percentage of completion accounting method. Under this method, revenues are recognized based upon the ratio of costs incurred to date to the estimated total cost to complete the project. Revenue recognition begins when progress is sufficient to estimate final results with reasonable accuracy, which typically occurs when fabricated product is shipped to the project site or when erection of the project commences. Revenues relating to changes in the scope of a contract are recognized when the customer has authorized the change, the work is commenced and the Company has made an estimate of the amount that will be paid for the change. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these revisions become known. Estimated losses on contracts are recognized in full when it is determined that a loss will be incurred on a contract.

     Cost of revenues consists of the costs of materials, equipment, direct labor, fringe benefits, and indirect costs associated with detailing, fabrication and erection, including rent, depreciation and supervisory labor. Other costs not associated with specific projects are included in general and administrative expenses.

     Gross profit margins can be positively affected by large, more complex projects, the percentage of negotiated contracts relative to competitively bid contracts, the number and scope of contract modifications, and improvements in operating efficiencies. Gross profit margins can be adversely affected by construction delays, inefficient or under-utilization of the Company's resources, availability and cost of materials and labor, the timing and performance of work by other contractors, weather conditions, and construction site conditions.

     Backlog increases as contract commitments are obtained, decreases as revenues are recognized, and increases or decreases to reflect modifications in the work to be performed under the contract. The timing of contract commitments, the size of projects and other factors beyond the Company's control can cause significant fluctuation in backlog outstanding at any given date.

     The Company presently is taxed as an S corporation for income tax purposes. Accordingly, its income is taxed directly to its stockholders. Prior to the completion of this offering, the Company's S corporation election will be revoked and thereafter the Company will be subject to income tax as a C corporation. For purposes of the financial information contained in this section, pro forma income tax expense has been included assuming an income tax rate of 40%, and pro forma net income reflects this provision.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data as a percentage of revenues:

                                                                                THREE MONTHS
                                                 YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                                 -------------------------     ---------------
                                                 1994      1995      1996      1996      1997
                                                 -----     -----     -----     -----     -----
    Revenues.................................    100.0%    100.0%    100.0%    100.0%    100.0%
    Cost of revenues.........................     86.3      87.3      83.7      80.9      84.9
                                                 -----     -----     -----     -----     -----
      Gross profit...........................     13.7      12.7      16.3      19.1      15.1
    General and administrative expenses......      7.2       8.5       6.5      13.0       8.2
                                                 -----     -----     -----     -----     -----
      Operating income.......................      6.5       4.2       9.8       6.1       6.9
    Interest expense.........................     (1.1)     (1.2)     (0.4)     (1.4)     (0.4)
    Other income.............................      0.1       1.0       0.3       0.5       0.4
                                                 -----     -----     -----     -----     -----
      Income before income taxes.............      5.5       4.0       9.7       5.2       6.9
    Pro forma income taxes...................      2.2       1.6       3.9       2.1       2.7
                                                 -----     -----     -----     -----     -----
      Pro forma net income...................      3.3%      2.4%      5.8%      3.1%      4.2%
                                                 =====     =====     =====     =====     =====

     THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

     Revenues. Revenues increased by 145.0% to $25.5 million for the three months ended March 31, 1997 from $10.4 million for the three months ended March 31, 1996. The increase was attributable primarily to a greater number of large individual contracts in 1997 as compared to 1996 and to an unusually low revenue quarter for 1996 due to the Company being in the early stages of large contracts for which revenue recognition had not begun. The revenues in the period ended March 31, 1997 also included two months of revenues of B&K Steel following its acquisition by the Company on January 31, 1997. The average revenues for the Company's ten largest revenue generating projects in the three month period ended March 31, 1997 was $2.0 million versus $850,000 in the three month period ended March 31, 1996. One contract, relating to Bank One Ballpark, produced revenues of $9.0 million for the first quarter of 1997. The largest contract in progress during the three month period ended March 31, 1996 contributed only $2.7 million to revenues earned in that quarter.

     Gross profit. Gross profit increased by 93.4% to $3.9 million for the three months ended March 31, 1997 from $2.0 million for the three months ended March 31, 1996. The increase was attributable primarily to a 145.0% increase in revenues. As a percentage of revenues, gross profit declined to 15.1% in 1997 from 19.1% in 1996 due to above-average 1996 margins from higher than anticipated revenues from requested contract modifications.

     General and administrative expenses. General and administrative expenses increased by 53.4% to $2.1 million for the three months ended March 31, 1997 from $1.4 million for the three months ended March 31, 1996. General and administrative expenses as a percentage of revenues decreased to 8.2% in 1997 from 13.0% in 1996 due to the 145.0% increase in revenues and a less than proportionate increase in general and administrative expenses required to support the increase in revenues. The Company believes that it currently has sufficient management and administrative resources to support continued growth in revenues without a proportionate increase in general and administrative expenses.

     Interest expense. Interest expense decreased by 35.4% to $95,000 for the three months ended March 31, 1997 from $147,000 for the three months ended March 31, 1996. The decrease was attributable to the lower average line of credit borrowings, which was made possible by the Company's ability to increase its billings in excess of costs and recognized earnings on uncompleted contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pro forma net income. Pro forma net income increased by 226.8% to $1.1 million for the three months ended March 31, 1997 from $325,000 for the three months ended March 31, 1996.

     Backlog. Backlog at March 31, 1997 was $60.5 million less than at March 31, 1996. Backlog at March 31, 1996 was unusually high due to the receipt of five contracts, each in excess of $10.0 million, during the fourth quarter of 1995 and the first quarter of 1996. These contracts produced backlog totalling $86.5 million at March 31, 1996, $50.0 million of which was attributable to the first and second phases of the Bank One Ballpark project. Backlog at March 31, 1997 included $26.8 million relating to the second and third phases of the Bank One Ballpark project. The Company's backlog at March 31, 1997 also reflected approximately $15.9 million attributable to two projects for a single customer in Las Vegas.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues increased by 67.4% to $103.9 million in 1996 from $62.1 million in 1995. The increase was attributable primarily to larger individual contracts in 1996 compared to 1995, including the Bank One Ballpark, which contributed $19.8 million. The Bank One Ballpark project is expected to generate total revenues approaching $55.0 million when completed in 1998. The average revenues for the Company's ten largest revenue generating projects was $7.8 million in 1996 versus $3.3 million in 1995. Excluding Bank One Ballpark, the ten largest revenue generating projects averaged $6.4 million in 1996, which represented a 93.9% increase over the 1995 average of $3.3 million.

     Gross profit. Gross profit increased by 115.0% to $16.9 million in 1996 from $7.9 million in 1995 primarily due to the 67.4% increase in revenues. As a percentage of revenues, gross profit increased to 16.3% in 1996 from 12.7% in 1995. The increase as a percentage of revenues was attributable primarily to greater overhead absorption, better pricing associated with larger projects, improved operating efficiencies, and modifications to specific contracts.

     General and administrative expenses. General and administrative expenses increased by 27.1% to $6.7 million in 1996 from $5.3 million in 1995. Of the $1.4 million increase in 1996, $590,000 was attributable to bonus payments to employees and $529,000 was attributable to a deferred compensation plan implemented in 1996. The Company's deferred compensation plan was terminated in 1997. General and administrative expenses as a percentage of revenues decreased to 6.5% in 1996 from 8.5% in 1995 due to the benefits of having larger average contracts in 1996. In 1995, the Company experienced a 9.0% decrease in revenues from 1994 and elected not to reduce general and administrative costs proportionately in anticipation of future contract awards, thereby causing higher general and administrative expenses as a percentage of revenues.

     Interest expense. Interest expense decreased by 39.9% to $452,000 in 1996 from $752,000 in 1995. The decrease was attributable to the lower average line of credit borrowings, which reflected in large part the Company's ability to increase its billings in excess of costs and recognized earnings on uncompleted contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pro forma net income. Pro forma net income increased by 310.2% to $6.0 million in 1996 from $1.5 million in 1995.

     Backlog. Backlog at December 31, 1996 was $13.5 million less than at December 31, 1995 due to the receipt of four contract awards that collectively represented backlog of $47.2 million at December 31, 1995. Additionally, the high level of backlog at the end of the first quarter of 1996 caused the Company to become more selective in the pursuit of new contract awards during the remainder of the year. Of the backlog at December 31, 1996, approximately $13.1 million was attributable to three projects for a single customer in Las Vegas, Nevada, and approximately $34.3 million was attributable to the Bank One Ballpark project in Phoenix, Arizona.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues decreased by 9.0% to $62.1 million in 1995 from $68.2 million in 1994. The decrease was attributable primarily to the completion of two large construction projects during 1994, delays in commencing work on certain new projects, and a focus on certain targeted projects that did not materialize. The average revenues for the Company's ten largest revenue generating projects was $3.3 million in each of 1995 and 1994.

     Gross profit. Gross profit decreased by 15.6% to $7.9 million in 1995 from $9.3 million in 1994. As a percentage of revenues, gross profit decreased to 12.7% in 1995 from 13.7% in 1994 due primarily to the decrease in revenues coupled with the relatively fixed nature of certain expenses.

     General and administrative expenses. General and administrative expenses increased by 7.5% to $5.3 million in 1995 from $4.9 million in 1994. General and administrative expenses as a percentage of revenues increased to 8.5% in 1995 from 7.2% in 1994. In 1995, the Company experienced a 9.0% decrease in revenues from 1994 and elected not to reduce general and administrative costs proportionately in anticipation of future contract awards, thereby causing higher general and administrative expenses as a percentage of revenues.

     Interest expense. Interest expense increased by 4.7% to $752,000 in 1995 from $718,000 in 1994. The increase was attributable to slightly higher average amounts outstanding on the Company's revolving line of credit.

     Pro forma net income. Pro forma net income decreased by 34.9% to $1.5 million in 1995 from $2.3 million in 1994.

     Backlog. Backlog at December 31, 1995 was $58.3 million greater than at December 31, 1994 due to the receipt of four contract awards totalling $47.2 million in the fourth quarter of 1995.

QUARTERLY DATA

     The following table sets forth certain quarterly consolidated financial data for each of the Company's last nine quarters and such data as a percentage of the Company's revenues for the respective quarters. The information has been derived from unaudited consolidated financial statements prepared by management that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
                                                                                                                      FISCAL YEAR
                                          FISCAL YEAR 1995                            FISCAL YEAR 1996                   1997
                               ---------------------------------------     ---------------------------------------    -----------
                               MARCH 31   JUNE 30   SEPT. 30   DEC. 31     MARCH 31   JUNE 30   SEPT. 30   DEC. 31     MARCH 31
                               --------   -------   --------   -------     --------   -------   --------   -------    -----------
Revenues.....................  $17,994    $11,909   $12,481    $19,706     $10,410    $29,691   $38,861    $24,950      $25,507
Cost of revenues.............   15,897     10,256    10,695     17,374       8,418     25,600    32,976     20,004       21,655
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Gross profit.................    2,097      1,653     1,786      2,332       1,992      4,091     5,885      4,946        3,852
General and administrative
  expenses...................    1,283      1,306     1,255      1,440       1,357      1,500     1,748      2,110        2,081
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Operating income.............      814        347       531        892         635      2,591     4,137      2,836        1,771
Interest expense.............     (182)      (217)     (189)      (164)       (147)       (90)     (100)      (115)         (95)
Other income.................       25         13        17        563          52         80        75         96           96
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Income before income taxes...      657        143       359      1,291         540      2,581     4,112      2,817        1,772
Pro forma income taxes.......      263         57       144        516         215      1,034     1,645      1,126          710
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Pro forma net income.........  $   394    $    86   $   215    $   775      $  325    $ 1,547   $ 2,467    $ 1,691      $ 1,062
                               =======    =======   =======    =======     =======    =======   =======    =======      =======

                                                                  AS A PERCENTAGE OF REVENUES
                               --------------------------------------------------------------------------------------------------
Revenues.....................    100.0%     100.0%    100.0%     100.0%      100.0%     100.0%    100.0%     100.0%       100.0%
Cost of revenues.............     88.3       86.1      85.7       88.2        80.9       86.2      84.9       80.2         84.9
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Gross profit.................     11.7       13.9      14.3       11.8        19.1       13.8      15.1       19.8         15.1
General and administrative
  expenses...................      7.1       11.0      10.0        7.3        13.0        5.1       4.5        8.4          8.2
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Operating income.............      4.6        2.9       4.3        4.5         6.1        8.7      10.6       11.4          6.9
Interest expense.............     (1.0)      (1.8)     (1.5)      (0.8)       (1.4)      (0.3)     (0.3)      (0.5)        (0.4)
Other income.................      0.1        0.1       0.1        2.9         0.5        0.3       0.2        0.4          0.4
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Income before income taxes...      3.7        1.2       2.9        6.6         5.2        8.7      10.5       11.3          6.9
Pro forma income taxes.......      1.5        0.5       1.2        2.6         2.1        3.5       4.2        4.5          2.7
                               -------    -------   -------    -------     -------    -------   -------    -------      -------
Pro forma net income.........      2.2%       0.7%      1.7%       4.0%        3.1%       5.2%      6.3 %      6.8%         4.2%
                               =======    =======   =======    =======     =======    =======   =======    =======      =======

LIQUIDITY AND CAPITAL RESOURCES

     The Company attempts to structure the payment arrangements under its contracts to match costs incurred under the project. To the extent the Company is able to bill in advance of costs incurred, it generates working capital through billings in excess of costs and recognized earnings on uncompleted contracts. To the extent the Company is not able to bill in advance of costs, it relies on its credit facilities to meet its working capital needs. At March 31, 1997, the Company had no borrowings under its line of credit due in large part to its billings in excess of costs and recognized earnings on uncompleted contracts of $22.4 million. At March 31, 1997, the Company had working capital of approximately $8.6 million. The Company believes that it has sufficient liquidity through its present resources and the existence of its bank credit facility to meet its near term financial needs.

     The Company's short term cash needs are primarily for working capital to support operations including receivables, inventories, and other costs incurred in performing its contracts. Operating activities provided cash flows of $251,000 for the three months ended March 31, 1997 and $14.4 million for the year ended December 31, 1996. For the first quarter of 1997, operating cash flows were less than net income due to increased working capital requirements. For the year ended December 31, 1996, operating cash flows were greater than net income (excluding pro forma income taxes) due to favorable billings relating to contracts in process. Investing activities required $705,000 for the three months ended March 31, 1997 and $2.3 million during the year ended December 31, 1996, substantially all of which were related to purchases of property and equipment and the cash portion of the acquisition of B&K Steel. Financing activities consumed $2.0 million for the three months ended March 31, 1997 and $5.1 million for the year ended December 31, 1996, which were related primarily to repayments of long-term debt and line of credit balances. Also included in financing activities were distributions to stockholders for income taxes related to the operations of the business and other stockholder distributions. These distributions totaled $776,000 for the three months ended March 31, 1997 and $2.3 million for the year ended December 31, 1996. Other than the S Corporation Distribution, the Company does not anticipate paying any future dividends. See "Dividend Policy."

     The Company has a credit facility with a commercial bank that is subject to renewal on June 30, 1998 and is collateralized by contract receivables, equipment and inventory. This agreement permitted the Company to borrow up to an amount equal to 75% of qualifying contracts receivable, but in no event less than $1.0 million. The Company recently modified its line of credit to increase its minimum borrowing capacity to $2.5 million through July 31, 1997. The Company is in the process of renegotiating the terms of this credit facility, including its minimum borrowing capacity. The Company's ability to borrow up to $6.5 million is subject to, among other restrictions, billings in excess of cost and recognized earnings on uncompleted contracts. As of March 31, 1997, other than the $1.0 million minimum, there was no additional credit available under the line for future borrowings due to the high level of billings in excess of costs and recognized earnings on uncompleted contracts. The Company also maintains an equipment financing line of credit pursuant to which it may borrow up to $500,000.

     The Company has two other long-term debt commitments that are related to its property and equipment. One is a subordinated note payable to a limited partnership comprised of the Company's present stockholders and certain of their family members, which requires monthly payments of $12,037 plus interest and matures in 1999. The balance on this loan was approximately $2.3 million at March 31, 1997. The other long-term debt of the Company consists of two notes in the aggregate principal amount of $796,250 incurred as part of the consideration paid to the sellers in the B&K Steel acquisition. Such notes are payable in five equal annual installments ending in 2002. The acquisition of B&K Steel, which had 1996 revenues of approximately $9.4 million, was accounted for under the purchase method of accounting. The fair value for the tangible net assets acquired approximated the purchase price so no goodwill was recorded with respect to the transaction.

     The Company leases its fabrication and office facilities from a partnership in which the present beneficial stockholders of the Company and their family members are the general and limited partners. Under the lease for the Company's principal fabrication and office facilities, the Company's annual rental payments were $264,000 in 1996, increasing to $292,000 for 1997, $414,000 for
1998, $556,000 for 1999, $601,000 in 2000, and $605,000 in each year thereafter during the 20 year term of the lease. The lease agreement for the B&K Steel property and equipment provides for rental payments in the amount of $340,000 per year over the 20 year term of the lease. The Company also leases additional office facilities adjacent to the Company's existing principal office and shop facilities. This office lease provides for rental payments of $135,000 per year over the 20 year term of the lease. See "Business -- Properties" and "Certain Relationships and Related Transactions."

     The Company estimates that its capital expenditures for 1997 will be approximately $2.5 million. The Company believes that its available funds, cash generated by operating activities and funds available under its bank credit facility will be sufficient to fund these capital expenditures and its working capital needs. However, the Company may expand its operations through future acquisitions and may require additional equity or debt financing. If the Company engages in any acquisitions, it may be required to obtain additional debt or equity financing. See "Risk Factors -- Substantial Liquidity Requirements."

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123), establishes a fair value method of accounting for stock based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company adopted this standard effective January 1, 1996. FAS 123 encourages, but does not require, companies to record compensation costs for stock based employee compensation. The Company has chosen to account for stock based compensation to employees utilizing the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation costs for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company's first stock option grants were made in February 1997, thereby making the standards applicable to the quarter ended March 31, 1997. The grants were made at amounts that management believes equal the fair value of its Common Stock at the date of grant and, accordingly, no compensation expense was required.

     Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), issued by the Financial Accounting Standards Board in February 1997, is effective for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in pro forma primary earnings per share for the year ended December 31, 1996 of $0.05 and for the quarters ended March 31, 1996 and March 31, 1997 of $0.00 and $0.01, respectively. The impact of FAS 128 on the calculation of fully diluted pro forma earnings per share for these periods is not expected to be material.

                                    BUSINESS

GENERAL

     The Company is a rapidly growing steel fabrication and erection company that provides a fully integrated range of steel construction services. Engineering News Record, a professional trade publication, ranked the Company the second largest steel erection subcontractor in the United States based on 1995 revenues and the largest steel erection subcontractor in the United States based on 1994 revenues. The Company seeks to differentiate its operations by offering complete, turnkey steel construction services featuring engineering, detailing, shop fabrication and field erection. By offering a single source of steel construction services, the Company is able to respond more efficiently to the design and construction challenges associated with large, fast track, "design-as-you-go" construction projects.

     The Company's services are employed in the construction of a variety of commercial and industrial structures, such as hotels and casinos, office buildings, hospitals, manufacturing plants, mining facilities, shopping malls, sports stadiums, power plants, bridges, large diameter water pipes and other public works projects. Its customers include general contractors, project owners, engineering firms, mine operators and various governmental entities. The Company operates primarily in the southwestern United States with a concentration in Arizona, Nevada, and southern California, and is expanding its operations in South America and Mexico.

     The Company has experienced significant growth in revenues and pre-tax income over the past five years. Revenues have more than doubled from $47.0 million in 1992 to $103.9 million ($113.3 million giving pro forma effect to the 1997 B&K Steel acquisition) in 1996. During that same period, pre-tax income has grown at a compound annual growth rate of 101.5%, from $610,000 in 1992 to $10.1 million in 1996.

OVERVIEW OF INDUSTRY

     Companies engaged in the steel fabrication and erection industry prepare detailed shop drawings, fabricate and erect structural steel and steel plate weldments, and perform related engineering services for the construction of various facilities. The primary customers for these services include private developers, general contractors, engineering firms, and governmental agencies involved in a variety of large scale construction projects. Historically, these customers have relied on multiple subcontractors to perform various services to complete a single project, primarily because few companies in this industry offer fully integrated engineering, detailing, fabrication and erection services.

     The Company believes that there is an increasing trend in the construction industry toward complex, fast track, "design-as-you-go" projects. This trend is largely driven by the desire of project owners to more quickly secure the benefits of revenue producing projects, such as casinos, mines and computer chip plants. These projects require that all phases of construction be accomplished in accordance with compressed time schedules. Further, because many construction activities are dependent on the progress of steel erection, timely completion of this phase is critical. These projects also are characterized by numerous design changes requiring that all construction participants coordinate their efforts in order to respond quickly and efficiently in implementing these changes. These trends have created a demand for fully integrated fabrication and erection contractors that can (i) avoid the coordination difficulties inherent in the use of multiple subcontractors and (ii) implement rapid and multiple design changes in a coordinated and timely manner, preventing project delays and reducing costs to the general contractor or owner. The Company believes that it has gained a reputation in the industry as a reliable, fully integrated provider of engineering, detailing, fabrication, and erection services with the ability to complete large, complex projects on a timely, cost efficient basis.

     The Company also believes that the steel fabrication and erection industry is highly fragmented and that many of its competitors are small businesses operating in local or regional markets. Given the trend toward the use of fully integrated contractors and the large number of smaller companies engaged in this industry, the Company believes the industry may experience consolidation.

BUSINESS STRATEGY

     The Company's objective is to achieve and maintain a leading market position in each of its geographic and specific product markets. The Company believes that its track record of providing quality services on a timely basis has enabled it to garner a dominant share of the primary geographic markets served by it and to increase its market share of large, fast track projects in markets in which it maintains a significant presence. The Company will continue to pursue its objective by implementing a strategy comprised of the following components:

          Promote Coordinated Service Capabilities. The Company promotes its ability to provide a fully integrated range of engineering, detailing, fabrication, and erection services, which enables the Company to compete more effectively on large, "design-as-you-go" projects that typically offer more favorable contract terms. The Company believes it is positioned to capitalize on industry trends toward construction of large, fast track projects incorporating numerous design changes, and the increasing demand for fully integrated fabrication and erection contractors capable of both implementing those design changes in a timely and cost efficient manner and providing overall project management capabilities.

          Emphasize Innovative Services. The Company focuses its engineering, detailing, fabrication and erection expertise on distinct product segments requiring unique or innovative techniques, where the Company typically experiences less competition and more advantageous negotiated contract opportunities. The Company has extensive experience in providing services requiring complex fabrication and erection techniques and other unusual project needs, such as specialized transportation, steel treatment or specialty coating applications. These service capabilities have enabled the Company to address such design sensitive projects as computer chip manufacturing facilities, large diameter underground water pipes, and uniquely designed hotels and casinos.

          Diversify Customer and Product Base. Although the Company seeks to garner a leading share of the geographic and product markets in which it competes, it also seeks to diversify its construction projects across a wide range of commercial, industrial, and specialty projects. The following chart sets forth the percentage of revenues attributable to the Company's various geographic and project markets for 1996:

                                                 INDUSTRIAL     COMMERCIAL     OTHER
                                                 ----------     ----------     -----
                Arizona........................      12%            30%          1%
                California.....................       2%            19%         --
                Nevada.........................       4%            18%         --
                International..................      14%            --          --

          In recent periods, the Company has focused efforts on diversifying into international markets. Accordingly, the Company believes that its combined diversification into new geographic, specific product and international markets will better enable it to expand its revenue base and to reduce the impact of periodic market or economic conditions adversely impacting one or more of its market segments.

          Employ Unique Technical Expertise. The Company offers in-house project management and design expertise not typically provided by steel fabricators and erectors. The Company employs two registered structural engineers and approximately 30 design and detailing personnel, which permits the Company to occupy a more influential role in critical design decisions on many projects. The Company believes that its ability to offer these services allows it to negotiate rather than bid on a greater percentage of its contracts, which enables the Company to obtain terms more favorable to it than the terms of competitively bid projects, while at the same time providing overall cost savings and project efficiencies to its customers. The Company's technical expertise also permits it to compete more effectively for projects offering unique structural or design challenges, such as the fully retractable roof on the Bank One Ballpark, the Salt River Siphon Replacement Project, and specialty coating of large diameter water pipe. See "Business -- Primary Markets and Products."

GROWTH STRATEGY

     The Company believes that the steel fabrication and erection industry will continue to be characterized by large, complex, fast track projects. The complexity and size of these projects requires companies with extended financial and operational capabilities. With its integrated service capabilities and financial and management strength, the Company intends to take advantage of this trend. Additionally, the fragmented nature of the industry provides the Company opportunities for growth. The Company seeks to achieve continued growth and diminish the impact of business and economic cycles by pursuing a growth strategy consisting of the following components:

          Promote Internal Growth. The Company intends to pursue continued internal growth by adding sales and marketing personnel to dedicated, fast growing markets in which the Company is actively pursuing new projects, by further developing its engineering and design capabilities and fabrication capacity, and by continually updating its fabrication and detailing equipment and technologies. The Company believes that these efforts will enhance its market share, revenues, and operating income in its existing and targeted principal markets and improve its operating capacity. Recently, the Company dedicated one sales manager to the rapidly expanding Nevada commercial and industrial market and appointed one full-time marketing representative to pursue new project opportunities in South America. In addition, the Company recently secured additional office and administrative facilities, which will permit the expansion of its existing detailing, estimating, and other project operations. The Company also intends to invest approximately $2.5 million in new fabrication equipment and technologies in 1997.

          Acquire Synergistic Businesses. The Company will pursue selective acquisitions of steel fabrication and erection companies that offer the Company increased plant facilities, opportunities to increase market share in selected geographic markets, penetration of new product market segments, and access to domestic and international markets targeted by the Company for geographic expansion. Such acquisitions may also provide the additional benefits of increased purchasing efficiencies with respect to steel and other raw materials, payment and performance bonding and insurance premiums, and more efficient allocation and utilization of labor resources among projects within its geographic markets. The Company believes that many of its competitors operate primarily on a local or limited geographic basis and, while having established relationships in those markets, lack the resources to compete for large or more complex projects. In addition, the industry is highly fragmented with many of the Company's competitors being closely or family held entities.

          In January 1997, the Company completed the acquisition of all of the outstanding capital stock of B&K Steel, a competitor of the Company located in the Phoenix metropolitan area. B&K Steel is primarily a fabrication contractor and had operating revenue of approximately $9.4 million in 1996. The Company believes that the acquisition of B&K Steel will enable the Company to capture a larger share of the Arizona industrial and commercial market and will provide the Company with increased access to the mining industry throughout the southwestern United States. The acquisition of B&K Steel also provides the Company with additional fabrication facilities located near the Company's existing facilities.

          Create Additional Project Opportunities. The Company believes that its ability to efficiently coordinate and implement numerous design and logistical changes on large or more complex fast track projects, combined with its established long term relationships with key national and multi-national general contractors and other customers, will provide the Company with opportunities to market its services in a number of markets in which the Company has not yet achieved a leading position or conducted significant operations. Domestically, the Company plans to expand into markets in which it believes it can leverage its existing expertise to achieve a significant share of such markets. Among the regions targeted by the Company for domestic expansion are the Pacific Northwest, which presents several opportunities in the expanding computer chip manufacturing industry, and Texas, which offers the Company convenient and cost effective access to its developing international markets.

          The Company also will seek to capture significant market share in selected product markets. Among other markets, the Company is seeking to increase its participation in the construction of sports stadiums and airports and, through its acquisition of B&K Steel, the mining and smaller commercial construction markets. The Company plans to participate in these markets through the acquisition of existing participants, expansion of strategic customer relationships into new markets, and through increased sales and marketing efforts generally.

          Expand Internationally and Develop Strategic Alliances. The Company recently has developed its presence in selected international markets, including Chile and Argentina, and is pursuing opportunities in Mexico and Southeast Asia. Each of these international markets is expected to have a growing demand for services offered by the Company. In Argentina, the Company recently completed fabrication and erection coordination services for mill facilities at one of the largest copper mines in the world. The Company also completed a large mining project in Chile. In addition, the Company will seek to expand internationally by partnering with existing multi-national customers such as Fluor Daniel, Inc. and Bechtel Group, Inc., as well as other international structural and design engineering firms, and by entering into strategic alliances with leading foreign fabricators and erectors in the Company's targeted international markets. The Company believes that its international alliances also will help to reduce its risk of entry into foreign markets by partnering with entities having an established presence and experience in such markets.

          The Company has developed a strategic alliance with Corey, S.A. de C.V., Mexico's leading steel fabrication and erection contractor. Pursuant to this alliance, the parties intend to form a corporate joint venture that intends to provide detailing services to the Company's domestic operations. The Mexico joint venture intends to use state of the art Stru-Cad and Autocad design systems, and is expected to significantly expand the Company's internal detailing capacity. The Company believes its investment in this joint venture will reduce its reliance on detailing subcontractors and improve the Company's cost profile. The Company expects the alliance to provide it access to several large projects in Mexico through Corey's marketing, importation, and fabrication support.

PRIMARY MARKETS AND PRODUCTS

     The Company's current principal geographic markets include Arizona and Nevada. The Company also has a substantial presence in southern California and currently is expanding into selected international markets. Set forth below is a description of the Company's primary markets and products.

     Arizona Market. The Company is the leading steel fabrication and erection firm in Arizona. The Company has been a prominent participant in many of Arizona's largest and most visible public and private projects, including the expansion of Sky Harbor Airport in Phoenix, which involved the night time erection of pedestrian walkways linking the airport's main concourses; the erection of 10,000 tons of bridge plate girders for the interchange of Interstates 10 and 17 in Phoenix; and the fabrication of the Roosevelt Dam penstock near Phoenix. In addition, the Company believes that it is the dominant fabricator and erector for Arizona's rapidly growing semiconductor and computer chip industry. The Company's major projects in this industry have included the fabrication and erection of structural steel for Intel Corp.'s "Fab 12" facility, which was one of the largest construction projects of its kind in the United States in 1994 and 1995; the fabrication and erection of Motorola Inc.'s Chandler, Arizona computer chip manufacturing facility in 1995; and the 1995-1996 fabrication and erection of portions of the Sumitomo Energy Center, a new wafer manufacturing plant constructed by Sumitomo Sitix in Scottsdale, Arizona. Recent large Arizona-based projects include:

          - BANK ONE BALLPARK. In 1995, the Company was awarded a contract to provide steel fabrication and erection services for the Bank One Ballpark in Phoenix, a new state of the art baseball stadium for Major League Baseball's Arizona Diamondbacks franchise that will feature, among other things, a fully retractable roof consisting of steel components detailed, fabricated, and erected by the Company. The stadium contract is divided into three phases representing a total of approximately $55 million in revenues to the Company, of which approximately $29 million had been earned as of March 31, 1997. The stadium will require over 20,000 tons of structural steel and the employment of approximately 160 iron workers at the peak of construction.

          - BARROWS NEUROLOGICAL INSTITUTE. The Company was the fabricator and erector for the Barrows Neurological Center in Phoenix, Arizona. Due to the unique nature of this facility, the project required highly specialized vibration control which resulted in a structural frame that weighs five times normal tonnage for a building of this size.

          - MAYO HOSPITAL. The Company is the fabricator and erector for the Mayo Clinic's newest hospital facility currently being constructed in Phoenix, Arizona.

     Nevada Market. The Company believes that it is the dominant fabricator and erector in the Nevada hotel and casino construction industry, which has experienced rapid expansion over the past several years and is expected to continue its expansion for the foreseeable future. The Company maintains a sales manager dedicated to pursue Nevada-based projects. In recent years, the Company has completed several large fast track projects in the Nevada hotel and casino industry, including the 500,000 square foot Sands Expo and Convention Center, which was completed in nine months; the Mirage Hotel and Casino; the Holiday Riverboat remodeling project, which involved the fabrication and erection of two 120 foot high river boat "stacks" constructed by the Company during the active operation of the resort; the launch tower of the "SkyScreamer SkyCoaster" thrill ride at the MGM Grand Theme Park, a 220 foot high structure that was erected by the Company in only three days; and the Orleans Hotel and Casino, which involved the fabrication and erection of over 7,900 tons of structural steel for the casino, entertainment, and retail areas. Among the Company's recent hotel and casino projects in Nevada are the following:

          - BELLAGIO HOTEL AND CASINO. The Company is the fabricator and erector for the casino and retail areas of the Bellagio Hotel and Casino, a new $1.2 billion Spanish-themed resort consisting of over one million square feet of retail and casino space and a 37 story hotel tower with approximately 3,800 rooms.

          - MGM GRAND HOTEL AND CASINO RENOVATION. This structure is presently the world's largest hotel and casino with 5,005 hotel rooms and one million square feet of retail and casino space. The Company's participation includes the completion of a facade renovation and the provision of fabrication and erection services for the new MGM Convention Center, which will consist of over 250,000 square feet of convention area.

          - NEW YORK, NEW YORK HOTEL AND CASINO. The Company was the fabricator and erector for the New York, New York hotel and casino, which required approximately 6,500 tons of structural steel and represented a contract price to the Company of over $15 million. The hotel was constructed to resemble the New York City skyline, including replicas of the Statute of Liberty, the Brooklyn Bridge, and other New York City landmarks.

          - LUXOR HOTEL AND CASINO SHOWROOM THEATER. The Company has been involved in the construction of the Luxor Hotel and Casino Showroom Theater and renovation of the hotel ballroom.

     California Market. The Company has maintained a strong presence in the California market and intends to achieve a greater share of this geographic market as it experiences an increase in new construction activity. The Company provided fabrication and erection services for several new hospital facilities in California, including the new Children's Hospital and Health Center in San Diego, the expansion of the Sharp Women's Center in San Diego, which required construction around existing and operating hospital wings, and the Valley Medical Center in San Jose. The Company also was selected as the fabricator and erector for the Fashion Valley Mall in San Diego, which involved the fabrication and erection of over 7,000 tons of steel for a new second level of retail shopping space, which was erected at night over the existing shopping facility without disturbing the ordinary operations of the mall.

     Specialty Markets. In addition to seeking to achieve a leading market share in the principal geographic markets that it serves, the Company focuses its fabrication and erection expertise on distinct product segments, particularly product segments requiring unique or specialized expertise where the Company has the potential to achieve a dominant market share. A recent example of such a product segment is large diameter water pipe used in governmental aqueduct systems. These projects require the complex formation and welding of steel plate into large diameter pipe sections that are used to transport water from major supply sources to various population centers, primarily in the arid southwestern United States. The Company has developed in-house specialized fabrication equipment used to construct and weld these pipe sections, a unique coal tar and fiberglass enamel application system used to coat the pipe, and customized transportation equipment necessary to deliver the system to its ultimate destination. The Company's expertise and specialized equipment development has made it a dominant fabricator and erector of these large aqueduct projects in Arizona, Nevada, and California. The Company's recently completed large diameter pipe projects include the following:

          - SALT RIVER SIPHON REPLACEMENT PROJECT. The Company served as the fabricator and erector for the Salt River Siphon Replacement project, a project requiring the fabrication of over 8,500 feet of 21 foot diameter pipe for the U. S. Bureau of Reclamation. The system will transport water from the Salt River near Phoenix, Arizona to the major population centers of Arizona.

          - AGUA FRIA SIPHON PROJECT. This project was similar in scope to and followed the Company's successful completion of the Salt River Siphon project, and entailed the specialized fabrication and erection of over two miles of 21 foot diameter pipe from the Central Arizona Project canal system under the Agua Fria River to Phoenix, Arizona.

          - MOHAVE UNDERGROUND AQUEDUCT. The Company was the contractor for the Mohave Underground Aqueduct project, a massive underground siphon system for the California Department of Water that will transport water to San Bernardino, California. The aqueduct system utilized over seven miles of 12 foot diameter pipe.

          - RIVER MOUNTAIN TUNNEL. The Company recently completed fabrication of the River Mountain Tunnel water system in Nevada, which consists of several uniquely constructed pieces of 12 foot diameter pipe, which will be used to transport water to Las Vegas, Nevada.

     Other recent specialty projects completed by the Company include the fabrication and erection of a missile launch complex at Vandenberg Air Force Base, a thermal blast simulator for the U. S. Corps of Engineers designed to test military and other equipment against the simulated forces of an atomic blast, and numerous large capacity water storage tanks holding up to five million gallons of water that have been fabricated by the Company for a variety of governmental agencies, private utilities, and other industrial customers.

     International Markets. The Company recently has focused its expansion into selected international markets such as South America and Mexico, and is exploring opportunities in Southeast Asia. In South America, the Company provided the design consultation, fabrication, and delivery of approximately 7,200 tons of structural steel for the Bajo de la Alumbrera mining project in Argentina, which is anticipated to be one of the largest copper mines in the world when completed. In Chile, the Company recently completed the Verde Gold mine project for Fluor Daniel, Inc. In Mexico, the Company is currently providing the fabrication of an ore facility and conveyor system.

     Following is a list of selected projects in the Company's principal geographic and product market segments which the Company is currently constructing or has completed within the last ten years, each of which represents a contract price in excess of $1,000,000:

COMPUTER CHIP PLANTS                          LOCATION
---------------------                         --------
Intel C-12                                    Phoenix, AZ
Motorola Bldg 99                              Phoenix, AZ
Western Digital                               Irvine, CA
NEC Megaline Project                          Sacramento, CA
Intel NADC and C-5 Bldgs                      Chandler, AZ
Intel C-7                                     Chandler, AZ
HOSPITALS
---------
Valley Medical Center                         Santa Clara, CA
Mayo Hospital                                 Phoenix, AZ
Children's Hospital                           San Diego, CA
Sharps Hospital Women's Center                San Diego, CA
Riverside In-Patient Hospital                 Riverside, CA
Barrows Neurological Center                   Phoenix, AZ
Kaiser Clinic                                 Los Angeles, CA
Veterans Administration Hospital              San Diego, CA
HOTEL, CASINOS AND CONVENTION CENTERS
---------------------
MGM Grand Hotel & Casino                      Las Vegas, NV
Bellagio Hotel & Casino                       Las Vegas, NV
New York, New York Hotel & Casino             Las Vegas, NV
Sands Convention Center                       Las Vegas, NV
The Orleans Hotel & Casino                    Las Vegas, NV
Boulder Station Hotel & Casino                Las Vegas, NV
Luxor Hotel & Casino Theater                  Las Vegas, NV
The Mirage Hotel & Casino                     Las Vegas, NV
Flamingo Hilton                               Las Vegas, NV
Desert Inn Hotel & Casino                     Las Vegas, NV
Hard Rock Hotel & Casino                      Las Vegas, NV
LARGE DIAMETER WATER PIPE                     LOCATION
---------------------------
Mojave Siphon Pipe                            Adelanto, CA
Agua Fria Siphon                              Maricopa County, AZ
Salt River Siphon                             Maricopa County, AZ
Control Gorge Penstock                        Bishop, CA
Waddel Dam Siphon Pipe                        Maricopa County, AZ
INDUSTRIAL FACILITIES AND MINES
-----------------------------
Bajo de la Alumbrera                          Argentina, South America
Verde Gold                                    Santiago, Chili
Newmont Gold Mill #2, #4, #5                  Carlin, NV
Phelps Dodge Mining Facility                  Morenci, AZ
U.S. Corps of Engineers Desalinization Plant  Yuma, AZ
Titanium Metals Plant                         Henderson, NV
Preheater Tower                               Rillito, AZ
General Mills Process Plant                   Albuquerque, NM
AIRPORTS
-------
Phoenix Sky Harbor (Terminal 4)               Phoenix, AZ
McCarren Airport                              Las Vegas, NV
Skywest Terminal                              Salt Lake City, UT
DISTRIBUTION CENTERS
-------------------
Smiths Distribution Center                    Tolleson, AZ
Smiths Distribution Center                    Riverside, CA
Toyota Distribution Center                    Ontario CA
Anheuser Busch                                Ontario, CA
Ralphs Grocery Distribution                   Los Angeles, CA
SHOPPING MALLS
---------------
Scottsdale Fashion Square                     Scottsdale, AZ
Galleria at Sunset                            Las Vegas, NV
Boulevard Mall Expansion                      Las Vegas, NV
Nordstrom Department Store                    Santa Ana, CA
Fashion Valley Mall                           San Diego, CA
Barney's of New York                          Beverley Hills, CA
The Shops at Arizona Center                   Phoenix, AZ
SPORTS ARENAS
-------------
Bank One Ballpark                             Phoenix, AZ
America West Arena                            Phoenix, AZ

BUSINESS OPERATIONS

     The primary services provided by the Company are engineering and preparation of detail drawings, shop fabrication, and field erection. Following is a description of the Company's principal services.

          - Engineering and Detailing. The Company maintains significant in-house structural engineering and detailing capabilities which enable it to implement and coordinate with its shop and field personnel changes to building and structural designs sought by project owners or general contractors, and to help influence critical determinations as to the most cost effective systems, designs, connections, and erection procedures for a particular project. The Company's detailers prepare detail shop drawings of the dimensions, positions, locations, and connections, and the fabrication and erection sequences of, each piece of steel utilized in a project, and continually update these drawings to accommodate design and other changes. The Company utilizes a Stru-CAD automated detailing system that interacts electronically with the Company's numerically controlled fabrication equipment and produces updated detail drawings electronically, which are delivered to each of the Company's domestic and foreign field locations. The Company's detailing division initially prepares advance materials bills by size and length of each steel piece within pre-defined areas or sequences of erection for each project. Detailers coordinate directly with customers and the Company's fabrication and erection teams to determine and plan the order of fabrication and erection of a project and associated personnel and equipment requirements.

          - Shop Fabrication. The Company's fabrication services consist of the procurement from steel producers of raw steel shapes in different sizes and lengths. These shapes vary in cross-section from I-beams to angle, channel, tube, pipe, and plate. Upon delivery of these steel shapes, and prior to fabrication, the Company prepares load lists that identify the sequence and date that each individual piece of steel is required on a project, a procedure that reduces the handling of and the need to store materials in the field. Upon completion of detailed shop drawings, the Company's fabrication shop cuts the raw steel pieces to length, drills and punches holes through the use of numerically controlled beam lines, and completes coping and beveling with its numerically controlled machinery and automated burning equipment. The Company then fabricates fittings and completes welding and inspection of each finished structural piece. The Company utilizes advanced technologies to inspect weld seams, which significantly reduces costs, fabrication hours, and the likelihood of structural defects. After the completion of processing to customer specifications, finished pieces are loaded for shipment to the construction site, often pursuant to just-in-time delivery schedules.

          - Field Erection. The erection process typically consists of pre-assembly of steel component parts at the project site, the lifting of components by crane to the appropriate location at the site and the final assembly of major components to form the steel backbone of the project. The Company's field erection crews erect fabricated steel components in accordance with erection drawings prepared and updated by the Company's detailers. The erection process for each project is managed by experienced field supervisors and the Company employs local union erection personnel on an as needed basis in areas near the project sites.

PROJECT MANAGEMENT

     All contract awards to the Company are assigned a project number which is used to track each steel component and man-hour associated with the project through the entire construction process. All project drawings, specifications, and completion schedules on a project are reviewed by the Company's General Manager and all projects are assigned one or more Project Managers who assume primary responsibility for all aspects of the project, subject to oversight by the General Manager. Often a Project Manager assigned to a given project will have significant experience in similar projects. A Project Manager generally will be responsible for one to five projects in various stages of completion at any given time, depending on the scope, complexity, and geographic location of such projects. Each project is divided into critical sequences of steel groups that follow the anticipated erection or fabrication path. Each sequence follows a timeline and the status is continually monitored. The General Manager and Project Manager for each project coordinate and manage design changes or other changes in scheduled completion deadlines in an effort to minimize overall project delays. The Company provides production bonuses to its Project Managers based on, among other factors, the achievement of lower costs on a project than the estimated costs used to formulate the initial bid or price or prices of subsequent change orders, and the ability to minimize costs or cost overruns on particularly complex projects or on projects that exceed initial cost estimates.

     The Company believes that a key factor in its success has been its ability to provide through its in-house personnel valuable input and assistance to general contractors, engineering firms, and other customers with respect to overall project design of fabrication and erection sequences and other critical project decisions, which often results in overall project cost savings and efficiencies and helps to solidify key customer relationships. In addition to its centralized project management, the Company also uses a high percentage of skilled erection employees local to projects and utilizes advanced scheduling systems to enhance its ability to provide project management services to customers complementary to its core engineering, detail drawing, shop fabrication, and field erection services.

SAFETY AND QUALITY ASSURANCE

     The Company has adopted and maintains important safety policies that are administered and enforced by the Company's top management. The Company considers workplace accident prevention to be of primary importance in all phases of its operations and provides continual training on safety procedures and techniques to all of its shop and field personnel.

     The Company uses advanced welding and fabrication technologies and all of the Company's products are fabricated in accordance with applicable industry and specific customer standards and specifications. The Company has achieved and maintains a level three certification by the American Institute of Steel Construction (AISC) with respect to its fabrication operations, the highest level of certification available from AISC. In addition, the Company's welding employees are certified in accordance with the American Society of Mechanical Engineers (ASME) Section IX, Non-Destructive Examination Inspector Certification to Society Non-Destructive Testing TC-IA Standards. The Company has developed project-specific and Company-wide quality assurance and quality control programs, and utilizes sophisticated x-ray and ultra-sonic systems to inspect weld seams.

SALES AND ESTIMATING

     The Company's domestic sales and marketing efforts are led by five sales managers. Each sales manager is responsible primarily for the Company's sales and marketing efforts in defined geographic areas. The Company also employs one full-time international marketing representative responsible primarily for the development of the emerging South American and Mexican markets. In addition, the Company employs ten full-time project estimators and one chief estimator. The Company's sales representatives maintain relationships with and make personal and other sales calls on general contractors, architects, engineers, and other potential sources of business to determine potential new projects under consideration, which provide the Company with valuable market information and new project opportunities. The Company maintains future projects reports in order to track the weekly progress of new opportunities. The Company's sales efforts are further supported by most of its executive officers and by its engineering personnel, who have substantial experience in the design, fabrication, and erection of structural steel and heavy steel plate.

     The Company competes for new project opportunities through its relationship and interaction with its active and prospective customer base, which provides the Company with valuable current market information and sales opportunities. In addition, the Company frequently is contacted by governmental agencies in connection with public construction projects, and by large private sector project owners and by general contractors and engineering firms in connection with new building projects such as plants, warehouse and distribution centers, and other industrial and commercial facilities.

     Upon selection of projects to bid or price, the Company's estimating division reviews and prepares projected costs of shop, field, detail drawing preparation and crane hours, steel and other raw materials, and other costs. On bid projects, a formal bid is prepared detailing the specific services and materials to be provided by the Company, payment terms and project completion timelines. Upon acceptance, the Company's bid proposal is finalized in a definitive contract.

CONTRACTING METHODS AND PERFORMANCE BONDING

     The Company's projects are awarded through a competitive bid process or are obtained through negotiation, in either case generally using one of two types of contract pricing approaches: fixed price or cost-plus pricing. Under the fixed price approach, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company retains all cost savings but is also responsible for cost overruns. Under the cost-plus arrangement, the Company receives a specified fee in excess of its direct labor and material cost, up to a maximum amount, and thus seeks to gain protection against cost overruns and sometimes benefits directly from cost savings. Historically, a substantial majority of the Company's contracts have been fixed price arrangements.

     While customers may consider a number of factors, including availability, capability, reputation, and safety record, price and the ability to meet customer imposed project schedules are the principal factors on which the Company obtains contracts. Generally, the Company's contracts and projects vary in length from three to twelve months depending on the size and complexity of the project, project owner demands, and other factors.

     The Company's contract arrangements with customers sometimes require the Company to provide payment and performance bonds and, in selected cases typically associated with international projects, letters of credit, to partially secure the Company's obligations under its contracts. Bonding requirements typically arise in connection with public works projects and sometimes with respect to certain private contracts. The Company's payment and performance bonds are obtained through surety companies and typically cover the entire contract price on a project. The Company believes that its bonding capacity provides a competitive advantage in some cases due to the Company's ability to obtain large bonds and to negotiate more favorable pricing of bonds.

BACKLOG

     The Company considers backlog an important indicator of its operating condition because its engineering, detailing, fabrication, and erection services are characterized by long lead times for projects and orders. The Company defines its backlog of contract commitments as the potential future revenues to be recognized upon performance of contracts awarded to the Company. Backlog increases as new contract commitments are obtained, decreases as work is performed and the related revenues are recognized, and increases or decreases as modifications in work are performed under a contract. As of December 31, 1996, the Company's backlog was $67.3 million. As of March 31, 1996 and 1997, the Company's backlog was $126.1 million and $65.6 million, respectively. Of the Company's $67.3 million backlog as of December 31, 1996, approximately $13.1 million was attributable to three projects for a single customer in Las Vegas, Nevada, and approximately $34.3 million was attributable to the Bank One Ballpark project in Phoenix, Arizona. Of the Company's $65.6 million backlog as of March 31, 1997, approximately $15.9 million was attributable to two projects for a single customer in Las Vegas, and approximately $26.8 million was attributable to the Bank One Ballpark project. The Company expects approximately 97% of its backlog as of December 31, 1996, and approximately 97% of its backlog as of March 31, 1997, to be recognized as revenues in 1997.

COMPETITION

     The principal geographic and product markets served by the Company are highly competitive. The Company competes with other contractors on a local, regional, or national basis, and, in certain cases, on an international basis. The Company has different competitors for each of its services and product segments and within each geographic market served by the Company. The Company believes that it can compete effectively for new projects both nationally and internationally and that it is among the largest competitors in its industry. Among the principal competitive factors within the industry are price, timeliness of completion of projects, quality, reputation, and the desire of customers to utilize specific contractors with whom they have favorable relationships and prior experience. Certain of the Company's competitors have financial and operating resources greater than those of the Company.

GOVERNMENTAL REGULATION

     The Company's operations are governed by and subject to government regulations in the United States and in foreign countries in which the Company operates, including laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder in the United States. With respect to its international operations, the Company is subject to a number of laws and regulations, including those relating to taxation of its earnings and earnings of its personnel and its use of local personnel and suppliers. The Company's operations are subject to the risk of changes in federal, state, and local laws and policies which may impose restrictions on the Company, including trade restrictions, expropriation or nationalization decrees, confiscatory tax systems, primary or secondary boycotts or embargos directed at specific countries, import restrictions or other trade barriers, and mandatory sourcing rules, any of which could, if adopted or implemented, materially and adversely affect the Company. The Company believes that it is in material compliance with the laws and regulations under which it and its operations are currently governed and does not believe that future compliance with such laws and regulations will have a material and adverse effect on it. The Company cannot determine, however, to what extent future operations and earnings of the Company may be affected by new legislation, new regulations, or changes in or new interpretations of existing regulations.

     The Company is subject to licensure and holds licenses in each of the states in the United States in which it operates and in certain local jurisdictions within such states. The Company believes that it is in material compliance with all contractor licensing requirements in the various states in which it operates. The loss or revocation of any license or the limitation on any of the Company's primary services thereunder in any state in which the Company conducts substantial operations could prevent the Company from conducting further operations in such jurisdiction and would have a material adverse effect on the Company.

ENVIRONMENTAL REGULATION

     The Company's operations and properties are affected by numerous federal, state, and local environmental protection laws and regulations, such as those governing discharges into air and water, and the handling and disposal of solid and hazardous waste. The requirements of these laws and regulations have become increasingly stringent, complex, and costly to comply with. In addition, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. The Company is not aware of any non-compliance with environmental laws that could have a material adverse effect on the Company's business or operations. There can be no assurance, however, that such laws, regulations, or their interpretation will not change in the future in a manner that could materially and adversely affect the Company.

     Certain environmental laws, such as CERCLA, provide for strict and joint and several liability for investigation and/or remediation of spills and other releases of hazardous substances. Such laws may apply to conditions at properties presently owned or operated by the Company or its predecessors, as well as to conditions at properties at which waste or other contamination attributable to an entity or its predecessors come to be located. The Company's facilities have been operated for many years, and substances that are or might be considered hazardous were used at such locations. The Company does not anticipate incurring material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during the current or succeeding fiscal year. Nevertheless, the Company can give no assurance that it, or entities for which it may be responsible, will not incur liability in connection with the investigation and remediation of facilities it currently owns or operates or other locations in a manner that could materially and adversely affect the Company.

EMPLOYEES

     As of March 31, 1997, the Company employed approximately 765 people. The number of persons employed by the Company on an hourly basis fluctuates directly in relation to the amount of business performed by the Company. Certain of the fabrication and erection personnel employed by the Company are represented by the United Steelworkers of America, the International Association of Bridge, Structural and Ornamental Iron Workers Union, the International Union of Operating Engineers, and the International Brotherhood of Boilermakers, Iron Shipbuilders, Blacksmiths, Forgers and Helpers Union. The Company is a party to several separate collective bargaining agreements with such unions in certain of the Company's current operating regions, which expire (if not renewed) at various times in the future. Most of the Company's collective bargaining agreements are subject to automatic annual or other renewal unless either party elects to terminate the agreement on the scheduled expiration date. The Company considers its relationship with its employees to be good and, other than sporadic and unauthorized work stoppages of an immaterial nature, none of which have been related to the Company's own labor relations, the Company has not experienced a work stoppage or other labor disturbance. See "Risk
Factors -- Union Contracts."

     The Company utilizes third-party fabrication subcontractors on many of its projects and also subcontracts detailing services from time to time when it lacks available in-house capacity for such services. The Company's inability to engage fabrication and detailing subcontractors on terms favorable to the Company could limit the Company's ability to complete projects in a timely manner or compete for new projects and could have a material adverse effect on the Company. See "Risk Factors -- Dependence on Subcontractors."

PROPERTIES

     The Company's primary fabrication facilities consist of over 400,000 square feet of shop space under roof on approximately 26 acres in Phoenix, Arizona. These facilities also house the Company's executive and administrative offices and engineering and detailing division and are leased by the Company from a partnership owned by certain affiliates of the Company. This lease was recently amended as of March 1, 1997 and expires on February 28, 2017. Annual rent under the lease totaled $252,000 and $264,000 for 1995 and 1996, respectively, and will be $292,000 in 1997, $414,000 in 1998, $556,000 in 1999, $601,000 in 2000,
and $605,000 in each year thereafter during the remaining term of the lease, subject to increase every five years commencing in 2002 pursuant to a Consumer Price Index formula. See "Certain Relationships and Related Transactions."

     With the acquisition of B&K Steel, the Company added approximately 145,000 square feet of covered fabrication, office, engineering and detailing facilities on approximately 23 acres in Gilbert, Arizona. The property on which B&K Steel's facilities are located was acquired by a partnership owned by certain affiliates of the Company and is leased to the Company by that partnership. This lease commenced on March 1, 1997 and expires on February 28, 2017. Annual rent under the lease is estimated to be $283,000 in 1997 and $340,000 in each year thereafter, subject to increase every five years commencing in 2002 based on a Consumer Price Index formula. See "Certain Relationships and Related Transactions."

     A partnership owned by certain affiliates of the Company has acquired and is leasing to the Company additional facilities consisting of approximately 22,000 square feet of office space adjacent to its existing principal fabrication and office facilities. This lease commenced on May 1, 1997 and expires April 30, 2017. Annual rent under the lease will be $90,000 in 1997 and $135,000 in each year thereafter, subject to increase every five years based on a Consumer Price Index formula. The Company anticipates that a portion of the premises will be subleased. See "Certain Relationships and Related Transactions."

     Under each of the foregoing leases, the Company also is obligated to pay all taxes, insurance and maintenance costs.

SUPPLIERS

     The Company currently purchases a majority of its steel and steel components from several domestic and foreign steel producers and suppliers. However, steel is readily available from numerous foreign and domestic steel producers. The Company is not dependent on any one supplier. The Company believes that its relationships with its suppliers are good and has no long term commitments with any of its suppliers.

LEGAL PROCEEDINGS AND INSURANCE

     Construction in general and the fabrication and erection of structural steel and heavy steel plate in particular involve a high degree of operational risk. Adverse weather conditions, operator and other error, and other unforeseen factors can cause personal injury or loss of life, severe damage to or destruction of property and equipment, and suspension of operations. Litigation arising from such occurrences may result in the Company being named as a party to lawsuits asserting substantial claims or to administrative or criminal actions that may involve substantial monetary penalties or the restriction of the Company's operations in one or more jurisdictions.

     The Company is a defendant in lawsuits from time to time, including lawsuits arising in the normal course of its business. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, the Company's management believes that adequate provisions have been made for probable losses as best as can be determined at this time and that the ultimate outcome, after provisions therefor, will not have a material adverse effect on the Company.

     The Company maintains workers compensation insurance that provides full coverage of statutory workers compensation benefits. The Company also maintains employer liability insurance in its principal geographic markets in amounts of $1,000,000 per accident for bodily injury by accident and $1,000,000 per employee (and as a policy limit) for bodily injury by disease and contractors commercial general liability insurance in the amount of $1,000,000. In addition, the Company maintains umbrella coverage limits of $14,000,000. The Company also maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction of the Company's facilities and property. All policies are subject to various deductibles and coverage limitations. Although management of the Company believes that the Company's insurance is adequate for its present needs, there can be no assurance that the Company will be able to maintain adequate insurance at premium rates that management considers commercially reasonable, nor can there be any assurance that such coverage will be adequate to cover all claims that may arise.

     The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation are reviewed as developments in the litigation warrant. The Company seeks to mitigate the effects of loss or damage through the maintenance of risk management, insurance, and safety programs. There can be no assurance, however, that the Company's efforts to mitigate losses will be successful or that any losses incurred will not exceed the Company's insurance or estimated reserves therefor. See "Risk Factors -- Operating Risks."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In connection with the closing of this offering, the Company intends to expand the size of its Board of Directors and has nominated five additional directors to fill the resulting newly created directorships, including three non-employee director-nominees. Information concerning the Company's current directors and executive officers, and persons nominated to become directors upon the closing of this offering, is set forth below:

              NAME                 AGE              POSITION WITH THE COMPANY
---------------------------------  ---     --------------------------------------------
David A. Schuff..................  65      Chairman of the Board of Directors
Scott A. Schuff..................  38      President and Chief Executive Officer,
                                           Director
Dennis F. Randall................  52      Vice President and General Manager,
                                           Director -- Nominee
Kenneth F. Zylstra...............  55      Vice President and Chief Financial Officer,
                                           Director -- Nominee
Edward M. Carson.................  67      Director -- Nominee
H. Wilson Sundt..................  64      Director -- Nominee
Dennis DeConcini.................  60      Director -- Nominee

     David A. Schuff has served as the Chairman of the Board of Directors since its inception and is a co-founder of the Company. Mr. Schuff served as President and Chief Executive Officer of the Company from its founding in 1976 to 1995. Mr. Schuff has been involved in the steel fabrication and erection business in a number of capacities since 1958. David A. Schuff is the father of Scott A. Schuff.

     Scott A. Schuff is the President and Chief Executive Officer of the Company, a co-founder of the Company, and a member of its Board of Directors. Mr. Schuff has served in numerous capacities with the Company since its founding in 1976, and has been a member of the Board of Directors since 1976 and has been the President and Chief Executive Officer since 1995.

     Dennis F. Randall has served as Vice President and the General Manager of the Company since 1993. Prior to 1993, Mr. Randall was President, Chief Executive Officer and a director of Havens Steel Company. Mr. Randall holds a B.E.S. degree in Civil Engineering from Brigham Young University and completed the Advanced Management Program at Harvard University. Mr. Randall has been nominated and has agreed to serve as a director of the Company upon the closing of this offering.

     Kenneth F. Zylstra has served as Vice President and Chief Financial Officer of the Company since 1983, and has been an officer of Schuff since 1979. Prior to 1979, Mr. Zylstra was associated with Ernst & Young (then Ernst & Ernst). Mr. Zylstra received a B.B.A. Degree in Public Accounting from Loyola University -- Chicago, and is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society, and the Construction Financial Management Association. Mr. Zylstra has been nominated and has agreed to serve as a director of the Company upon the closing of this offering.

     Edward M. Carson has been nominated and has agreed to serve as a director of the Company upon the closing of this offering. Mr. Carson was the Chairman of the Board of Directors of First Interstate Bancorp, a bank holding company, from 1990 through April 1996, and was its Chief Executive Officer from 1990 through 1994. Mr. Carson currently is a director of Wells Fargo & Co., one of the largest bank holding companies in the western United States. Mr. Carson also serves as a director of Aztar Corporation, Castle & Cooke, Inc., and Terra Industries, Inc.

     H. Wilson Sundt has been nominated and has agreed to serve as a director of the Company upon the closing of this offering. Mr. Sundt has served as the Chairman of the Board of Directors and Chief Executive Officer of Sundt Corp., a privately held general construction contracting firm, since 1976, and served as its President from 1979 through 1983. Mr. Sundt also serves as a director of Tucson Electric Power Company, an electric utility based in Tucson, Arizona. Mr. Sundt has been active in the construction industry since 1957.

     Dennis DeConcini has been nominated and has agreed to serve as a director of the Company upon the closing of this offering. Mr. DeConcini is a former United States Senator for Arizona and currently is a partner of Parry and Romani Associates, Inc., a consulting firm based in Washington, D.C., and is a partner of DeConcini, McDonald, Brammer, Yetwin & Lacy, P.C., a law firm with offices in Tucson and Phoenix, Arizona, and in Washington, D.C. Mr. DeConcini also serves by appointment of the President of the United States on the Board of Directors of the Federal Home Loan Mortgage Corporation (Freddie Mac), a federally chartered mortgage finance corporation.

KEY EMPLOYEES

     Donald T. Engler has served as Vice President -- Marketing of the Company since 1994, and in that capacity is primarily responsible for the Company's industrial and foreign sales. From 1991 to 1994, Mr. Engler served as Vice President -- Plate Division of the Company. Mr. Engler is a registered engineer.

     Randy J. Eskelson has served as Vice President -- Estimating and Sales of the Company since 1988. Mr. Eskelson is primarily responsible for sales in Arizona, California, New Mexico, Hawaii, Washington, Oregon and Utah.

     Leslie R. Dias has served as Vice President -- Industrial Sales for the Company since 1985. Mr. Dias joined the Company in 1985 after the Company's acquisition of Marathon Steel Company.

     Michael T. Wittig has served as Vice President -- Manufacturing and Engineering since 1993, and in that capacity, is primarily responsible for implementation of new technologies in the Company's detailing and manufacturing operations. Prior to 1993, Mr. Wittig was a systems coordinator with the Company.

     Donald T. Pekau has served as Vice President -- Project Coordination since 1991, and in that capacity supervises a number of the Company's Project Managers.

     Forrest Paysnoe has served as Vice President -- Field Operations since 1992, and in that capacity is responsible for all aspects of field operations and is the safety coordinator on each of the Company's job sites.

COMMITTEES OF THE BOARD OF DIRECTORS

     Effective upon the closing of this offering, the Company will establish a Compensation Committee and an Audit Committee. The Compensation Committee, all of the members of which will be non-employee directors, will review executive salaries and administer any bonus, incentive compensation, and stock option plans of the Company. In addition, the Compensation Committee will consult with management of the Company regarding compensation policies and practices of the Company. The Audit Committee, all of the members of which also will be non-employee directors, will review the professional services provided by the Company's independent auditors, the annual consolidated financial statements of the Company and the Company's system of internal controls.

DIRECTOR FEES

     The Company's non-employee directors will be compensated for attendance at meetings of the Board of Directors and at meetings of committees of the Board of Directors of which they are members, and will be reimbursed for reasonable travel expenses incurred in connection with attendance at each Board and committee meeting pursuant to policies to be established by the Board of Directors. Each non-employee director will receive options to purchase 7,500 shares of Common Stock upon the closing of this offering with an exercise price equal to the initial public offering price of the Common Stock. All of the stock options will vest one year after the date of grant. Directors who are also officers of the Company will not be compensated for their services as directors.

SUMMARY OF EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long term compensation for services rendered in all capacities to the Company during the fiscal year ended December 31, 1996, of those persons who were, at December 31, 1996: (i) the chief executive officer of the Company and (ii) each of the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 (the "Named Executive Officers"):

                                                                                 LONG TERM
                                                                               COMPENSATION
                               ANNUAL COMPENSATION          ---------------------------------------------------
                        ---------------------------------   RESTRICTED
                                             OTHER ANNUAL     STOCK      SECURITIES    LTIP        ALL OTHER
       NAME AND          SALARY     BONUS    COMPENSATION     AWARDS     UNDERLYING   PAYOUTS   COMPENSATION(1)
  PRINCIPAL POSITION       ($)       ($)         ($)           ($)       OPTIONS(#)     ($)           ($)
----------------------  ---------  --------  ------------   ----------   ----------   -------   ---------------
Scott A. Schuff.......    260,008    22,000      5,069          --           --          --              --
President and Chief
Executive Officer
David A. Schuff.......    296,411    22,825      4,890          --           --          --              --
Chairman of the Board
of Directors
Dennis Randall(2).....    118,088    33,225      3,955          --           --          --             739
Vice President and
General Manager
Kenneth F.
  Zylstra(2)..........    111,155    51,025      4,615          --           --          --           1,218
Vice President and
Chief Financial
Officer

---------------
(1) The amounts shown in this column represent the dollar value of 401(k) plan contributions made by the Company for the benefit of the Named Executive Officers. See "Management -- 401(k) Plan."

(2) The amounts shown exclude $62,445 set aside for each of Messrs. Randall and Zylstra pursuant to the Company's Supplemental Retirement and Deferred Compensation Plan more fully described below, which will be paid in 1997. This plan has since been terminated. See "Management -- Deferred Compensation Plan."

1997 STOCK OPTION PLAN

     In February 1997, the Company's Board of Directors and stockholders approved the Schuff Steel Company 1997 Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company may grant incentive stock options or non-qualified stock options to directors, employees, consultants, and advisors of the Company. The Company believes that the Option Plan promotes the success and enhances the value of the Company by linking the personal interests of participants to those of the Company's stockholders and providing participants with an incentive for outstanding performance. The total number of shares of Common Stock available for awards under the Option Plan is 600,000, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to the Company's total number of issued and outstanding shares of Common Stock.

     Following this offering, the Option Plan will be administered by the Board of Directors or a committee that is appointed by, and serves at the discretion of, the Board of Directors consisting solely of non-employee directors. The Board of Directors or the committee, as the case may be, will have the exclusive authority to administer the Option Plan, including the power to determine eligibility, the type and number of awards to be granted, and the terms and conditions of any award granted, including the price and timing of awards. As of the date of this Prospectus, the Company has granted options to purchase 345,500 shares of Common Stock to various of its employees. Generally, such options are subject to vesting over a five-year period, with 20% of the options becoming exercisable by the holder thereof on each successive anniversary date of the grant. The exercise price of the options granted to date is $5.00 per share.

401(k) PLAN

     Under the Company's 401(k) retirement savings plan, eligible employees may direct that a portion of their compensation, up to a maximum of $9,500 per year, be withheld by the Company and contributed to their account. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan's trustee, except that the 401(k) plan may permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. The 401(k) plan permits the Company to provide discretionary matching contributions not to exceed 25% of the amount deferred up to 5% of a participant's compensation. Amounts contributed to participant accounts under the 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement, or termination of employment.

DEFERRED COMPENSATION PLAN

     In 1996, the Company maintained a Supplemental Retirement and Deferred Compensation Plan, pursuant to which it contributed on a discretionary basis to certain key employees 10% of annual net profits, which amount was allocated among participants in accordance with individual agreements between the Company and such participants. In 1996, the Company recorded expenses of $528,900 in accordance with this Plan. This Plan was terminated in 1997 and the Company is considering alternative bonus arrangements for certain key employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For the year ended December 31, 1996, the Company's Board of Directors established levels of compensation for certain of the Company's executive officers without the involvement of the Compensation Committee, which had not yet been formed. David A. Schuff and Scott A. Schuff, the Company's Chairman and President/Chief Executive Officer, respectively, participated in the deliberations regarding executive compensation that occurred during 1996. The Board of Directors will select members of the Compensation Committee following the closing of this offering, each of which will be a non-employee member of the Company's Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     As of April 30, 1997, the outstanding shares of the Company's Common Stock were beneficially owned by the persons listed below. To the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by their respective spouses under applicable law.

                                                      SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                             OWNED                     OWNED
                                                     PRIOR TO OFFERING(1)        AFTER OFFERING(1)
                                                     ---------------------     ---------------------
            NAME OF BENEFICIAL OWNER(2)                NUMBER      PERCENT       NUMBER      PERCENT
---------------------------------------------------  ----------    -------     ----------    -------
David A. Schuff and Nancy A. Schuff(3).............   2,550,000      51.0%      2,550,000      35.4%
Scott A. Schuff(4).................................   2,450,000      49.0%      2,450,000      34.0%
All directors, director-nominees and executive
  officers as a group (7 persons)..................   5,000,000       100%      5,000,000      69.4%

---------------

(1) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant, or right. Shares of Common Stock subject to options, warrants, or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing the percentage of the person holding such options, warrants, or rights, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages are based upon 5,000,000 shares of Common Stock outstanding as of April 30, 1997, and 7,200,000 shares of Common Stock outstanding as of the closing of this offering, respectively.

(2) The address of each of the listed stockholders is 420 South 19th Avenue, Phoenix, Arizona 85009.

(3) 2,050,000 of these shares are owned by the Schuff Family Trust Under Trust Agreement dated June 28, 1983, as amended, and 500,000 of these shares are owned by the Schuff Irrevocable Trust Under Trust Agreement Dated December 31, 1996. David A. Schuff and Nancy A. Schuff are co-trustees of each of the trusts and exercise voting and investment power over such shares.

(4) 2,250,000 of these shares are owned by the Scott A. Schuff Family Trust Under Trust Agreement dated March 12, 1992, as amended, and 200,000 of these shares are owned by the Scott A. Schuff Irrevocable Trust Under Trust Agreement dated December 31, 1996, as amended. Scott A. Schuff is the trustee of each of these trusts and exercises voting and investment power over such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since its inception, the Company has maintained business relationships and engaged in certain transactions with the affiliated companies and parties described below. In the future, any transactions between the Company and its affiliated entities, executive officers, directors, or significant stockholders will require the approval of a majority of the non-employee directors of the Company and will be on terms that will be no less favorable to the Company than the Company could obtain from non-affiliated parties.

     The Company and B&K Steel lease their respective fabrication and office facilities from 19th Avenue/ Buchanan Limited Partnership, an Arizona limited partnership (the "Schuff Partnership"). The general and limited partners of the Schuff Partnership are David A. Schuff, Scott A. Schuff, and certain of their family members. David A. Schuff is a co-founder and the Chairman of the Board of Directors of the Company, and Scott A. Schuff is a Director and the President and Chief Executive Officer of the Company. David A. Schuff and Scott A. Schuff presently are the beneficial owners of 100% of the outstanding Common Stock of the Company and it is estimated that after this offering they will own beneficially approximately 69.4% of the issued and outstanding Common Stock of the Company (or approximately 66.4% if the Underwriters' over-allotment option is exercised). See "Management" and "Principal Stockholders."

     In March 1997, the Company entered into a new lease agreement with the Schuff Partnership with respect to its primary fabrication facilities. These facilities include approximately 400,000 square feet of shop space under roof situated on approximately 26 acres. This new lease agreement was based upon a third party appraisal of the property and an assumed annual rate of return of 10%, which took into account the location and use of the property, potential tenants, comparable returns on similar properties, and other relevant factors. The new lease increased the Company's annual rent payments from $264,000 in 1996 to $292,000 for 1997, $414,000 for 1998, $556,000 for 1999, $601,000 for 2000,
and $605,000 for each year thereafter, subject to increase in 2002 and every five years thereafter based on a Consumer Price Index formula, which represents an annual rent per square foot of improved space of $0.66, $0.73, $1.04, $1.39, $1.50 and $1.51, respectively. The agreement also enabled the Company to extend the lease term to 20 years. The Company also is obligated under the lease to reimburse the Schuff Partnership an additional amount equal to any taxes incurred by it in connection with the lease payments, and is obligated to pay insurance and maintenance expenses. The term of this lease expires on February 28, 2017.

     In March 1997, the Company also entered into a lease agreement with the Schuff Partnership with respect to the recently acquired B&K Steel property, consisting of approximately 145,000 square feet of covered fabrication, office, engineering and detailing facilities on approximately 23 acres. Based upon the same methodology described above, the Company entered into a lease with substantially similar terms for the property and equipment with annual rent payments of approximately $340,000 over 20 years, subject to increase every five years based on a Consumer Price Index formula, representing an annual rent per square foot of improved space of approximately $2.34. The rent was based upon a recent appraisal of the underlying property. The Company also is obligated to reimburse the Schuff Partnership for taxes incurred by it in connection with the lease payments. The term of the lease expires on February 28, 2017.

     Effective May 1, 1997, the Schuff Partnership leased to the Company approximately 22,000 square feet of additional office facilities adjacent to the Company's existing principal office and shop facilities. Based upon the same methodology described above, the Company entered into a lease with substantially similar terms for the property with annual rent payments of $135,000 over 20 years, subject to increase every five years based on a Consumer Price Index formula, representing an annual rent per square foot of improved space of approximately $6.14. The rent was based upon the purchase price of the property, which was determined by arm's-length negotiation with the seller. The Company is also obligated to reimburse the Schuff Partnership for taxes incurred by it in connection with the lease and is obligated to pay insurance and maintenance costs. This lease expires on April 30, 2017. See "Business -- Properties."

     In 1989, the Schuff Partnership borrowed $5,000,000 from a commercial bank in connection with its refinancing of the property on which the Company's principal facilities are located (the "Partnership Loan"). The Schuff Partnership in turn loaned $4,249,062 to the Company and the Company delivered to the Schuff Partnership a subordinated promissory note in that amount (the "Subordinated Loan"). As of March 31,

1997, the principal balance of the Subordinated Loan was $2,265,016. In April 1996, in connection with the refinancing of the Partnership Loan, the Company guaranteed repayment of the Schuff Partnership's indebtedness under that loan, which guarantee is anticipated to be released following the closing of this offering.

     Mr. David A. Schuff, Mrs. Nancy A. Schuff, his wife, and Mr. Scott A. Schuff have personally guaranteed the Company's indebtedness under its revolving credit and equipment purchase facilities.

     The Company historically has made cash advances to its principal stockholders. Such advances have been evidenced by recourse promissory notes that are payable on demand after one year. As of March 31, 1997, there were no amounts owed by David A. Schuff and Scott A. Schuff under such notes. The Company does not intend to continue the practice of advancing funds to its stockholders after this offering.

     The Company currently purchases a portion of its steel inventory from Arizona Steel, Inc., an Arizona corporation ("Arizona Steel"), in which Scott A. Schuff owns a 75% interest. Arizona Steel is a steel distribution center formed in January 1997 that sells steel pieces to a number of fabrication contractors, one of approximately twenty from which the Company purchases steel from time to time. The Company purchases most of its steel inventory directly from various steel mills but from time to time purchases small quantities of steel from local steel distribution centers as a result of special needs that do not permit the lead time or volumes normally associated with mill purchases. The Company currently includes Arizona Steel among its list of suppliers, all of which bid for purchase orders by the Company on the basis of cost, availability and delivery. It is the Company's policy not to make purchases from Arizona Steel unless it offers the most competitive terms based on the factors listed above. In the first four months of 1997, the Company purchased approximately $47,000 of steel from Arizona Steel, representing less than 0.5% of the steel purchased from all suppliers during that period.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share. Immediately following the completion of this offering, 7,200,000 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate declaring cash dividends in the foreseeable future. See "Dividend Policy." In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, if issued, validly issued, fully paid, and nonassessable. As of the date of this Prospectus, there are four record holders of Common Stock.

PREFERRED STOCK

     The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could: (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER LAW

     The Company is subject to Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors or the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder),
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper benefit. The effect of the provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify any person who is or was a director, officer, employee, or agent of the Company, or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or entity, against expenses, liabilities, and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. The Company's Certificate of Incorporation also permits it to secure insurance on behalf of any director, officer, employee, or agent of the Company for any liability arising out of such person's actions in such capacity.

     The Company contemplates entering into agreements to indemnify its directors and officers. These agreements would, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company, or any other company or enterprise to which such person provides services at the request of the Company. To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors or officers who are parties to the indemnification agreements because their rights to full protection would be contractually assured by such agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company. The Company believes that the indemnification provisions in its Certificate of Incorporation and in the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN BYLAW PROVISIONS

     The Company's Bylaws contain several provisions that regulate the nomination of directors and the submission of proposals in connection with stockholder meetings. The Company's Bylaws require that any stockholder desiring to propose business or nominate a person to the Board of Directors at an annual stockholders meeting must give notice of any proposals not less than 90 days prior to the anniversary date of the immediately preceding annual meeting, subject to certain exceptions. Such notice is required to contain certain information as set forth in the Bylaws. No business matter shall be transacted nor shall any person be eligible for election as a director of the Company unless proposed or nominated, as the case may be, in strict accordance with this procedure set forth in the Company's Bylaws.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders. The Company's procedures with respect to all stockholder proposals and the nomination of directors will be conducted in accordance with Section 14 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust Company of California, 601 S. Figueroa, Los Angeles, California 95517.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 7,200,000 shares of Common Stock. Of these shares, the 2,200,000 shares of Common Stock sold in this offering, plus any additional shares sold upon exercise of the Underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act. Commencing 180 days following the date of this Prospectus, 5,000,000 shares of Common Stock held by existing stockholders will become eligible for sale under Rule 144, subject to compliance with the volume limitations and other requirements of Rule 144.

     In general, under Rule 144 persons (or persons whose shares are aggregated) who have beneficially owned "restricted" shares for at least one year, including persons who are "affiliates" of the Company, as that term is defined under Rule 144, are entitled to sell (in accordance with the provisions specified in the rule) within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Company's Common Stock (72,000 shares immediately following this offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. All of the 5,000,000 shares presently outstanding are "restricted" shares and have been beneficially owned by persons who are "affiliates" of the Company for more than one year.

     The Company, its existing stockholders, directors, director-nominees and officers have agreed with the Underwriters that, except in certain circumstances, they will not issue, offer to sell, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any shares convertible or exchangeable into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.

     Prior to this offering, there has been no public market for the Company's Common Stock and no prediction can be made of the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market conditions and could impair the Company's future ability to raise capital through the sale of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters") for whom Principal Financial Securities, Inc. is acting as representative (the "Representative"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                            NUMBER OF
                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        Principal Financial Securities, Inc. .............................

                                                                            ---------
                  Total...................................................
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions, and letters from the Company and its respective counsel and the Company's independent certified public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the shares of Common Stock if any are purchased. In the event of a failure by any Underwriter to purchase its portion of the Common Stock, the Underwriting Agreement provides, depending upon the total number of shares of Common Stock involved in the default, that the purchase commitments of the other Underwriters may be increased or that the Underwriting Agreement may be terminated, without prejudice to the right of any party as against any defaulting Underwriter.

     The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of
$          per share. The Underwriters may allow, and such selected dealers may
reallow, a discount not in excess of $          per share to certain brokers and
dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the Representative. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representative may reduce that short position by purchasing Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described below. The Representative may also impose a penalty bid on certain Underwriters. This means that if the Representative purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discourages resales of the security. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has granted an option to the Underwriters, exercisable for a period of 30 days after the date of this Prospectus, to purchase up to an additional 330,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

     Prior to this offering, there has been no established trading market for the Common Stock. Consequently, the initial public offering price for the Common Stock offered hereby has been determined by negotiation among the Company and the Representative. Among the factors considered in such negotiations were the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof. The Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The foregoing is a brief summary of certain provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement is on file with the Commission as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

CONSULTING AGREEMENT

     The Company has executed a consulting agreement with Mr. D. Ronald Yagoda dated as of January 15, 1997. Pursuant to this agreement, Mr. Yagoda agreed to assist the Company in developing its business plan and corporate structure, interviewing and selecting investment bankers, meeting with investment bankers, security analysts, portfolio managers, stockbrokers, and others and, based upon such review and services, to provide consultation services for purposes of assisting the Company in connection with an initial public offering. Under the agreement, as of April 27, 1997, the Company has paid Mr. Yagoda $15,000 in fees for services rendered by Mr. Yagoda, and has agreed to pay Mr. Yagoda a fee equal to 0.5% of the proceeds of this offering. The agreement terminates on January 15, 1998. Mr. Yagoda is not affiliated or associated with the Representative or the Underwriters.

                                 LEGAL MATTERS

     The validity of the shares offered hereby is being passed upon for the Company by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters will be passed upon for the Underwriters by Blackwell Sanders Matheny Weary & Lombardi, L.C., Kansas City, Missouri.

                                    EXPERTS

     The financial statements of Schuff Steel Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the Commission. The Registration Statement, including the exhibits thereto, may be examined without charge at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy statements, and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Registration Statement and the reports and other information to be filed by the Company following this offering in accordance with the Securities Exchange Act of 1934, as amended, can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission:
7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the Commission.

                              SCHUFF STEEL COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors......................................................     F-2
Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1995 and 1996, and March 31, 1997
     (unaudited)....................................................................     F-3
  Consolidated Statements of Income for the years ended December 31, 1994, 1995, and
     1996, and the three months ended March 31, 1996 and 1997 (unaudited)...........     F-4
  Consolidated Statements of Changes in Stockholders' Equity for the years ended
     December 31, 1994, 1995, and 1996, and the three months ended March 31,
     1997(unaudited)................................................................     F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995,
     and 1996, and the three months ended March 31, 1996 and 1997 (unaudited).......     F-6
Notes to Consolidated Financial Statements..........................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Schuff Steel Company

     We have audited the accompanying balance sheets of Schuff Steel Company as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schuff Steel Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Phoenix, Arizona
March 21, 1997, except for Note 13
  as to which the date is May 8, 1997

                              SCHUFF STEEL COMPANY

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                  DECEMBER 31
                                                              -------------------      MARCH 31
                                                               1995        1996          1997
                                                              -------     -------     -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   289     $ 7,253       $ 4,750
  Restricted funds on deposit...............................      220       2,249         2,896
  Receivables...............................................   11,287      16,885        18,654
  Costs and recognized earnings in excess of billings on
     uncompleted contracts..................................    1,076         871         1,332
  Inventories...............................................    7,770      11,311        14,164
  Prepaid expenses..........................................      218         178           504
                                                              -------     -------       -------
          TOTAL CURRENT ASSETS..............................   20,860      38,747        42,300
Property and equipment......................................   12,325      14,274        15,253
Less amortization and accumulated depreciation..............    8,103       9,158         9,495
                                                              -------     -------       -------
                                                                4,222       5,116         5,758
Intangible pension asset....................................      120         106           102
Other assets................................................       58          --            --
                                                              -------     -------       -------
                                                              $25,260     $43,969       $48,160
                                                              =======     =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 3,985     $ 4,043       $ 2,350
  Accrued payroll and employee benefits.....................      933       1,539         2,830
  Other accrued liabilities.................................      562         367         1,023
  Stockholder distributions payable.........................    1,071       4,555         4,775
  Billings in excess of costs and recognized earnings on
     uncompleted contracts..................................    5,940      19,623        22,407
  Current portion of long-term debt.........................      404         144           317
                                                              -------     -------     -----------
          TOTAL CURRENT LIABILITIES.........................   12,895      30,271        33,702
Long-term debt, less current portion........................    5,271       2,753         2,777
Accrued pension cost........................................      326         263           245
Stockholders' equity
  Preferred Stock, $.001 par value -- authorized 1,000,000
     shares, none issued....................................       --          --            --
  Common Stock, $.001 par value -- authorized 20,000,000
     shares, 5,000,000 shares issued and outstanding........        5           5             5
  Additional paid-in-capital................................       15          15            15
  Unfunded pension losses...................................     (426)       (519)         (541)
  Retained earnings.........................................    7,174      11,181        11,957
                                                              -------     -------     -----------
                                                                6,768      10,682        11,436
                                                              -------     -------     -----------
                                                              $25,260     $43,969       $48,160
                                                              =======     =======     =========

                            See accompanying notes.

                              SCHUFF STEEL COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31               MARCH 31
                                          --------------------------------     -------------------
                                           1994        1995         1996        1996        1997
                                          -------     -------     --------     -------     -------
                                                                                   (UNAUDITED)
Revenues................................  $68,199     $62,090     $103,912     $10,410     $25,507
Cost of revenues........................   58,874      54,222       86,998       8,418      21,655
                                          -------     -------     --------     -------     -------
          GROSS PROFIT..................    9,325       7,868       16,914       1,992       3,852
General and administrative expenses.....    4,915       5,284        6,715       1,357       2,081
                                          -------     -------     --------     -------     -------
          OPERATING INCOME..............    4,410       2,584       10,199         635       1,771
Interest expense........................     (718)       (752)        (452)       (147)        (95)
Other income............................       67         618          303          52          96
                                          -------     -------     --------     -------     -------
          NET INCOME....................  $ 3,759     $ 2,450     $ 10,050     $   540     $ 1,772
                                          =======     =======     ========     =======     =======
Pro forma net income data (unaudited)
  Net income as reported................  $ 3,759     $ 2,450     $ 10,050     $   540     $ 1,772
  Pro forma tax provision...............    1,500         980        4,020         215         710
                                          -------     -------     --------     -------     -------
  Pro forma net income..................  $ 2,259     $ 1,470     $  6,030     $   325     $ 1,062
                                          =======     =======     ========     =======     =======
Pro forma net income per share..........  $  0.44     $  0.28     $   1.16     $  0.06     $  0.20
                                          =======     =======     ========     =======     =======
Shares used in computation..............    5,188       5,188        5,188       5,188       5,188
                                          =======     =======     ========     =======     =======

                            See accompanying notes.

                              SCHUFF STEEL COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                              COMMON STOCK     ADDITIONAL   UNFUNDED
                                             ---------------    PAID-IN     PENSION    RETAINED
                                             SHARES   AMOUNT    CAPITAL      LOSSES    EARNINGS    TOTAL
                                             ------   ------   ----------   --------   --------   -------
Balance January 1, 1994....................  5,000      $5        $ 15       $ (536)   $  5,836   $ 5,320
  Changes in unfunded pension losses.......     --      --          --          (27)         --       (27)
  Distributions to stockholders............     --      --          --           --      (3,020)   (3,020)
  Net income...............................     --      --          --           --       3,759     3,759
                                                        --
                                             -----                 ---         ----     -------   -------
Balance December 31, 1994..................  5,000       5          15         (563)      6,575     6,032
  Changes in unfunded pension losses.......     --      --          --          137          --       137
  Distributions to stockholders............     --      --          --           --      (1,851)   (1,851)
  Net income...............................     --      --          --           --       2,450     2,450
                                                        --
                                             -----                 ---         ----     -------   -------
Balance December 31, 1995..................  5,000       5          15         (426)      7,174     6,768
  Changes in unfunded pension losses.......     --      --          --          (93)         --       (93)
  Distributions to stockholders............     --      --          --           --      (6,043)   (6,043)
  Net income...............................     --      --          --           --      10,050    10,050
                                                        --
                                             -----                 ---         ----     -------   -------
Balance December 31, 1996..................  5,000       5          15         (519)     11,181    10,682
  Changes in unfunded pension losses
     (unaudited)...........................     --      --          --          (22)         --       (22)
  Distributions to stockholders
     (unaudited)...........................     --      --          --           --        (996)     (996)
  Net income (unaudited)...................     --      --          --           --       1,772     1,772
                                                        --
                                             -----                 ---         ----     -------   -------
Balance March 31, 1997 (unaudited).........  5,000      $5        $ 15       $ (541)   $ 11,957   $11,436
                                             =====      ==         ===         ====     =======   =======

                            See accompanying notes.

                              SCHUFF STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31            MARCH 31
                                               ------------------------------   ------------------
                                                 1994       1995       1996       1996      1997
                                               --------   --------   --------   --------   -------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income...................................  $  3,759   $  2,450   $ 10,050   $    540   $ 1,772
Adjustment to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization..............     1,248      1,248      1,267        297       361
  Gain on disposal of property and
     equipment...............................       (10)       (20)       (13)        (9)      (12)
  Changes in operating assets and
     liabilities:
     Restricted funds on deposit.............        --       (220)    (2,029)        --      (647)
     Receivables.............................       248      4,092     (5,598)    (1,264)     (522)
     Costs and recognized earnings in excess
       of billings on uncompleted
       contracts.............................        79     (1,014)       205      1,015       137
     Inventories.............................    (1,104)    (2,461)    (3,541)    (4,496)   (2,757)
     Prepaid expenses........................        80         47         40       (269)     (233)
     Accounts payable........................       376      1,882         58     (3,558)   (2,482)
     Accrued payroll and employee benefits...       124       (322)       606        284     1,266
     Other accrued liabilities...............      (325)      (362)      (195)     4,105       627
     Billings in excess of costs and
       recognized earnings on uncompleted
       contracts.............................     2,291       (566)    13,683      7,266     2,777
     Accrued pension cost....................       (73)       (97)      (142)       (31)      (36)
                                               --------   --------   --------   --------   -------
          NET CASH PROVIDED BY OPERATING
            ACTIVITIES.......................     6,693      4,657     14,391      3,880       251
INVESTING ACTIVITIES
Increase in receivables from stockholders....      (227)        --       (185)        --        --
Repayment of receivables from stockholders...       191         45         18         12        --
Acquisitions of property and equipment.......    (1,615)      (814)    (2,337)      (294)     (310)
Proceeds from disposals of property and
  equipment..................................        21         30        189         13        32
Purchase of business.........................        --         --         --         --      (427)
                                               --------   --------   --------   --------   -------
          NET CASH USED IN INVESTING
            ACTIVITIES.......................    (1,630)      (739)    (2,315)      (269)     (705)
FINANCING ACTIVITIES
Proceeds from revolving line of credit and
  long-term borrowings.......................    67,977     64,558     33,500     16,025        --
Principal payments on revolving line of
  credit and long-term debt..................   (70,553)   (66,436)   (36,278)   (17,785)   (1,273)
Cash distributions to stockholders...........    (2,537)    (1,814)    (2,334)      (586)     (776)
                                               --------   --------   --------   --------   -------
          NET CASH USED IN FINANCING
            ACTIVITIES.......................    (5,113)    (3,692)    (5,112)    (2,346)   (2,049)
                                               --------   --------   --------   --------   -------
          INCREASE (DECREASE) IN CASH AND
            CASH EQUIVALENTS.................       (50)       226      6,964      1,265    (2,503)
Cash and cash equivalents at beginning of
  period.....................................       113         63        289        289     7,253
                                               --------   --------   --------   --------   -------
          CASH AND CASH EQUIVALENTS AT END OF
            PERIOD...........................  $     63   $    289   $  7,253   $  1,554   $ 4,750
                                               ========   ========   ========   ========   =======

                            See accompanying notes.

                              SCHUFF STEEL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Schuff Steel Company ("the Company") is a steel fabrication and erection contractor based in Phoenix, Arizona. The Company's construction projects are located primarily in Arizona, Nevada, California and South America.

  Principles of Consolidation

     As more fully described in Note 13, the Company acquired B&K Steel Fabrications, Inc. (B&K Steel) on January 31, 1997 and accounted for the transaction using the purchase method. Effective as of that date, B&K Steel became a wholly owned subsidiary of the Company. Accordingly, commencing with the three month period ended March 31, 1997 the Company began consolidating the financial statements of B&K Steel from the date of acquisition. All intercompany transactions have been eliminated for the three months ended March 31, 1997. Financial statements for the years ended December 31, 1994, 1995 and 1996 are not consolidated since the Company had no subsidiaries during those periods.

  Interim Financial Information

     The consolidated financial statements for the three months ended March 31, 1996 and 1997 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position and results of operations. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for any future periods.

  Operating Cycle

     Balance sheet items expected to be paid or received within one year are classified as current. Assets and liabilities relating to long-term construction contracts are included in current assets and current liabilities in the accompanying balance sheet, since they will be realized or liquidated in the normal course of contract completion, although completion may require more than one year.

  Revenue and Cost Recognition

     The Company performs its services primarily under fixed-price contracts and recognizes revenues and costs from construction projects using the percentage of completion method. Under this method, revenue is recognized based upon the ratio of the costs incurred to date to the total estimated costs to complete the project. Revenue recognition begins when progress is sufficient to estimate final results with reasonable accuracy. Costs include all direct material and labor costs related to contract performance, subcontractor costs, indirect labor, and fabrication plant overhead costs, which are charged to contract costs as incurred. Revenues relating to changes in the scope of a contract are recognized when the customer has authorized the change, the work is commenced and the Company has made an estimate of the amount that is probable of being paid for the change. Revisions in estimates during the course of contract work are reflected in the accounting period in which the facts requiring the revision become known. Provisions for estimated losses on uncompleted contracts are made in the period a loss on a contract becomes determinable.

     Construction contracts with customers generally provide that billings are to be made monthly in amounts which are commensurate with the extent of performance under the contracts. Contract receivables arise principally from the balance of amounts due on progress billings on jobs under construction. Retentions on

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

contract receivables are amounts due on progress billings which are withheld until the completed project has been accepted by the customer.

     Costs and recognized earnings in excess of billings on uncompleted contracts primarily represent revenue earned under the percentage of completion method which has not been billed, and also include costs incurred in excess of the billings on contracts for which sufficient work has not been performed to allow for the recognition of revenue. Billings in excess of related costs and recognized earnings on uncompleted contracts represent amounts billed on contracts in excess of the revenue allowed to be recognized under the percentage of completion method on those contracts.

  Cash and cash equivalents

     Cash consists of cash in noninterest bearing checking accounts. Cash equivalents consist of investments in a money market mutual fund which is invested in financial instruments and securities issued and guaranteed by the U.S. Treasury, the U.S. government or its agencies or instrumentalities. All such investments are completely liquid and are made through the Company's bank pursuant to an investment and custody agreement.

  Restricted Funds on Deposit

     Restricted funds on deposit represent funds in an interest bearing escrow account which is maintained in lieu of contract receivable retentions for a specific contract.

  Inventories

     Inventories, primarily steel components which have been charged to specific contracts, are stated at the lower of cost or market under the first-in, first-out method.

  Property and Equipment

     Property and equipment is stated at cost and is depreciated over the estimated useful lives, which generally range from five to ten years, of the related assets using the straight line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Amortization of leasehold improvements is included in depreciation and amortization.

  Income Taxes

     In 1987, the stockholders of the Company elected under Subchapter S of the Internal Revenue Code to include the Company's income in their own income for federal and state income tax purposes. As a result, the Company was not subject to federal or state income taxes at December 31, 1996. At December 31, 1996, the Company's tax basis differed from the amounts used for financial reporting purposes. The income tax basis was higher by approximately $750,000. Accordingly, if the Company converted to a C corporation as of December 31, 1996, it would have recorded a net deferred tax asset of approximately $300,000 and recorded a deferred tax benefit of the same amount to reflect the tax effect of cumulative differences at conversion. At December 31, 1996 and March 31, 1997, retained earnings included approximately $9,900,000 and $10,700,000, respectively, of income taxed directly to stockholders.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, restricted funds on deposit, receivables, accounts payable, and other accrued liabilities are

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

carried at amounts that reasonably approximate their fair values. The Company believes the carrying amount of their long-term debt approximates fair value at December 31, 1996.

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and receivables. The Company maintains cash and cash equivalents, restricted funds on deposit and certain other financial instruments with large financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. Concentrations of credit risk with respect to receivables are limited as the Company's customers tend to be larger general contractors on adequately funded projects and the Company has certain lien rights.

  Use of Estimates

     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period for long-term contracts.

     The Company has a substantial history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. The estimates inherent in such provisions are periodically evaluated and revisions are made as required to reflect the most up-to-date information. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

  Long-Lived Assets

     The Company adopted the provisions of Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations, such as equipment and improvements and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. Based upon its assessment as of December 31, 1996 and March 31, 1997, management does not believe there are any adjustments required to its long-lived assets as a result of implementing FAS 121.

  Pro Forma Net Income Data

     Pro forma net income per share is computed using weighted average common shares outstanding and common stock equivalents if dilutive. Pro forma tax provision is based on the effective tax rate that the Company believes would have been incurred had the Company not been a S corporation for income tax purposes. That rate of 40% is comprised of a 34% federal statutory rate plus an effective state tax rate net of federal benefit of 6%. Under Securities and Exchange Commission Staff Accounting Bulletin 83, common stock equivalents include the dilutive effect of stock options granted within one year of an initial public offering at prices less than the anticipated offering price for all years presented.

  Impact of Recently Issued Accounting Standards

     Statement of Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share", issued by the Financial Accounting Standards Board in February 1997, is effective for periods ending after December 15,

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in pro forma primary earnings per share for the year ended December 31, 1996 of $0.05 and for the quarters ended March 31, 1996 and 1997 of $0.00 and $0.01, respectively. The impact of FAS 128 on the calculation of fully diluted pro forma earnings per share for these periods is not expected to be material.

2. RECEIVABLES AND CONTRACTS IN PROGRESS

     Receivables consist of the following at:

                                                              DECEMBER 31
                                                          -------------------     MARCH 31
                                                           1995        1996         1997
                                                          -------     -------     --------
                                                                   (IN THOUSANDS)
    Contract receivables:
      Contracts in progress.............................  $ 7,362     $11,566     $14,170
      Unbilled retentions...............................    3,632       5,112       4,379
                                                          -------     -------     -------
                                                           10,994      16,678      18,549
    Notes receivable....................................      125          65          49
    Other receivables...................................      168         142          56
                                                          -------     -------     -------
                                                          $11,287     $16,885     $18,654
                                                          =======     =======     =======

     Substantially all of the Company's receivables are due from general contractors located in Arizona, California and Nevada.

     Costs and estimated earnings on completed and uncompleted contracts consist of the following at:

                                                              DECEMBER 31
                                                         ---------------------     MARCH 31
                                                           1995         1996         1997
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Costs incurred on completed and contracts in
      progress.........................................  $127,028     $162,648     $121,548
    Estimated earnings.................................    18,324       23,058       17,285
                                                         --------     --------     --------
                                                          145,352      185,706      138,833
    Less progress billings.............................   150,216      204,458      159,908
                                                         --------     --------     --------
                                                         $ (4,864)    $(18,752)    $(21,075)
                                                         ========     ========     ========
    Included in the accompanying consolidated balance
      sheets under the following captions:
      Costs and recognized earnings in excess of
         billings on uncompleted contracts.............  $  1,076     $    871     $  1,332
      Billings in excess of costs and recognized
         earnings on uncompleted contracts.............    (5,940)     (19,623)     (22,407)
                                                         --------     --------     --------
                                                         $ (4,864)    $(18,752)    $(21,075)
                                                         ========     ========     ========

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

3. INVENTORIES

     Inventories consist of the following at:

                                                              DECEMBER 31
                                                           ------------------     MARCH 31
                                                            1995       1996         1997
                                                           ------     -------     --------
                                                                   (IN THOUSANDS)
    Raw materials........................................  $1,351     $   665     $   882
    Fabrication in process...............................   6,052      10,032      12,668
    Finished goods.......................................     367         614         614
                                                           ------     -------     -------
                                                           $7,770     $11,311     $14,164
                                                           ======     =======     =======

     The Company separately identifies and values the portion of its inventory that is undergoing fabrication processes to prepare it for direct sale to a customer or shipment to an erection site for use on a customer construction project. Such amounts are reflected as fabrication in process inventory.

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at:

                                                                DECEMBER 31
                                                            -------------------     MARCH 31
                                                             1995        1996         1997
                                                            -------     -------     --------
                                                                     (IN THOUSANDS)
    Property and equipment:
      Leasehold improvements..............................  $ 1,498     $ 2,334     $ 2,388
      Furniture and fixtures..............................       91          91         189
      Transportation equipment............................    1,273       1,308       1,419
      Machinery and equipment.............................    7,134       7,995       8,638
      Cranes..............................................      648         654         644
      Office equipment....................................      275         285         291
      Detailing equipment.................................       83          83          83
      EDP equipment.......................................    1,323       1,524       1,601
                                                            -------     -------     -------
                                                             12,325      14,274      15,253
      Less amortization and accumulated depreciation......    8,103       9,158       9,495
                                                            -------     -------     -------
                                                            $ 4,222     $ 5,116     $ 5,758
                                                            =======     =======     =======

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

5. LONG-TERM DEBT

     Long-term debt consists of the following at:

                                                                 DECEMBER 31
                                                              -----------------     MARCH 31
                                                               1995       1996        1997
                                                              ------     ------     --------
                                                                      (IN THOUSANDS)
    Note payable to a bank under a revolving line of credit
      agreement maturing in 1998, with interest payable
      monthly at the bank's prime rate plus 0.25 percent....  $1,647     $   --      $   --
    Subordinated note payable to a related party, payable in
      monthly installments of $12,037, plus interest at the
      bank's prime rate plus 2.50 percent, maturing in
      1999..................................................   3,053      2,897       2,265
    Notes payable to individuals under a stock purchase
      agreement payable in annual installments of $159,250
      plus interest at 5.73 percent, maturing in 2002.......      --         --         796
    Note payable to a bank, paid in full in 1996............     975         --          --
    Other...................................................      --         --          33
                                                              ------     ------      ------
                                                               5,675      2,897       3,094
    Less current portion....................................     404        144         317
                                                              ------     ------      ------
                                                              $5,271     $2,753      $2,777
                                                              ======     ======      ======

     The Company's revolving line of credit agreement is subject to renewal on June 30, 1998 and is collateralized by contract receivables, equipment and raw materials inventory. This agreement permits the Company to borrow up to an amount equal to 75 percent of qualifying contract receivables and in total shall not exceed $6,500,000, with further reductions to availability based upon, among other restrictions, billings in excess of costs levels. As of December 31, 1996 and March 31, 1997, there was no availability for future borrowings under the Company's revolving line of credit agreement. On March 31, 1997, the Company modified its revolving line of credit agreement to permit borrowings of up to $1,000,000 regardless of availability under the formula. The agreement was subsequently modified to temporarily increase the minimum borrowing permitted regardless of the formula to $2,500,000 through July 31, 1997. The Company made interest payments on its line of credit of $272,160, $271,653, and $63,798 for the years ended December 31, 1994, 1995 and 1996, respectively, and $48,366 and $4,701 for the three months ended March 31, 1996 and 1997, respectively.

     The subordinated note payable to a related party is a long-term loan from a partnership owned by related parties which include the Company's stockholders. The partnership obtained the funds loaned to the Company from a bank under terms similar to those included in the loan it made to the Company. In April 1996, the partnership refinanced its loan with the same bank used by the Company. Under the terms of the new loan agreement between the partnership and the bank, the Company has guaranteed repayment of the partnership's loan, which amounted to $2,921,736 at December 31, 1996 and $2,883,954 at March 31, 1997.

     Principal amounts of long-term debt maturing subsequent to December 31, 1996 are: 1997 -- $144,444, 1998 -- $144,444 and 1999 -- $2,608,396. The Company
made interest payments of $402,959, $449,439 and $420,050 for the years ended December 31, 1994, 1995 and 1996, respectively, and $133,747 and $55,419 for the three months ended March 31, 1996 and 1997, respectively, on its long-term debt.

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

6. EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) retirement savings plan which covers eligible employees and which permits participants to contribute to the plan, subject to Internal Revenue Code restrictions. The plan also permits the Company to make discretionary matching contributions, which amounted to $34,952 during the year ended December 31, 1996 (none in 1994 or 1995) and $8,738 and $10,065 for the three month periods ended March 31, 1996 and 1997, respectively.

     In 1996, the Company adopted the "Supplemental Retirement and Deferred Compensation Plan" for certain management employees. The Plan is an unfunded deferred compensation plan whereby the Company contributes an amount equal to 10 percent of annual net profits after deducting distributions payable to stockholders, as defined in the Plan. During the year ended December 31, 1996, total expense recognized by the Company was $528,900, which is currently scheduled for distribution to eligible employees in 1997. This plan was terminated effective January 1, 1997.

     Substantially all of the Company's fabrication and erection workforce is subject to collective bargaining agreements. The Company made contributions to union sponsored benefit plans of $764,013, $883,225 and $1,122,119 during the years ended December 31, 1994, 1995 and 1996, respectively, and $176,572 and $409,148 during the three months ended March 31, 1996 and 1997, respectively. Information from the administrators of these plans is not available to permit the Company to determine its share of accumulated benefits and related assets.

     The Company has a 401(k) defined contribution retirement savings plan for union steelworkers. Currently, only participants contribute to this plan on a voluntary basis, subject to Internal Revenue Code restrictions. All account balances are 100 percent vested.

     The Company has a second noncontributory defined benefit plan that is maintained for union steelworkers and provides for pension and disability benefits. During 1989, the Company reached agreement with the local representatives of the United Steelworkers of America to freeze all pension credits effective December 31, 1988. All pension credits are 100 percent vested. The unfunded portion of the plan is being reduced by continued contributions by the Company. The Company currently contributes 60 cents for each hour worked by each participant. The Company's funding policy is to make monthly contributions to the plan sufficient to at least meet minimum funding amounts required by law.

     Currently, the plan is party to an insurance contract whereby the insurer provides benefits under the plan. Company contributions are held by the insurer in a collective investment fund which is managed by the insurer and which is invested in stocks, bonds and money market instruments. The net assets available for plan benefits are reflected at contract value, which approximates market value.

     The Company accounts for pension expense under its noncontributory defined benefit pension plan under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."

     The weighted average discount rate used in determining the actuarial present value of accumulated and projected benefit obligations was decreased from 7.0 percent in 1995 to 6.5 percent in 1996. As a result of this change, the projected benefit obligation increased by $207,242. The expected long-term rate of return on plan assets was 8.5 percent in both 1995 and 1996. The weighted average rate of compensation increase is not applicable because the benefit is not pay related.

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

     The following table sets forth the funded status of the plan as provided by consulting actuaries at December 31, 1995 and 1996 and as estimated by management at March 31, 1997:

                                                                 DECEMBER 31
                                                              -----------------     MARCH 31
                                                               1995       1996        1997
                                                              ------     ------     --------
                                                                      (IN THOUSANDS)
    Actuarial present value of accumulated and projected
      benefit obligations, all of which are fully vested....  $1,752     $2,003      $ 2,051
    Plan assets at fair value...............................   1,426      1,740        1,806
                                                              ------     ------       ------
    Funded status -- projected benefit obligation in excess
      of plan assets........................................  $  326     $  263      $   245
                                                              ======     ======       ======
    Comprised of:
      Prepaid pension cost before adjustment to recognize
         additional minimum liability.......................  $  220     $  362      $   399
      Unrecognized net loss.................................    (426)      (519)        (541)
      Unrecognized net obligation...........................    (120)      (106)        (103)
                                                              ------     ------       ------
    Adjustment to recognize minimum liability...............  $ (326)    $ (263)     $  (245)
                                                              ======     ======       ======
    Net pension cost includes the following components:
      Service costs.........................................  $   50     $   50      $    13
      Interest cost on projected benefit obligation.........     118        122           32
      Actual return on plan assets..........................    (291)      (231)         (45)
      Net amortization and deferral.........................     223        128           14
                                                              ------     ------       ------
    Net period pension cost.................................  $  100     $   69      $    14
                                                              ======     ======       ======

7. STOCKHOLDERS' EQUITY

     Due to the Company's income tax status as a qualified S corporation, only one class of stock may be issued and outstanding, and all outstanding shares must be identical as to the rights of the holders in the profits and assets of the Company, although differences in voting rights are permitted.

     The Company has the authority to issue a total of two hundred thousand shares of no par value stock, of which fifty thousand shares must be Class A Common Stock, fifty thousand shares must be Class B Common Stock, and one hundred thousand shares must be Preferred Stock. The Class A Common Stock and the Class B Common Stock are identical in all respects except that the holders of the Class B Common Stock have no voting power for any purpose and are not entitled to notice of any meeting of stockholders. As of December 31, 1995 and 1996, only Class A Common Stock had been issued (See Note 13).

     The Company also has the authority to issue preferred stock in amounts with such designations, preferences, voting rights, privileges and such other restrictions and qualifications as the Board of Directors may, by resolution, establish. The Company has not set aggregate or per share amounts at which preferred shares may be called or are subject to redemption through sinking fund operations or otherwise. No preferred stock has been issued.

     It is the policy of the Company to also make distributions to stockholders in such amounts as are required to enable them to pay income taxes attributable to their allocable share of taxable income from the Company. Pursuant to provisions in the Company's revolving line of credit agreement, the Company is also permitted at its discretion to declare an annual dividend to the stockholders providing the Company maintains certain financial criteria.

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

     Following is an analysis of stockholder distributions for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997:

                                                                               THREE MONTHS
                                                                                   ENDED
                                               YEAR ENDED DECEMBER 31            MARCH 31
                                            ----------------------------     -----------------
                                             1994       1995       1996       1996       1997
                                            ------     ------     ------     ------     ------
                                                              (IN THOUSANDS)
    Stockholder distributions payable at
      beginning of period.................  $  981     $1,297     $1,071     $1,071     $4,555
    Additions (deductions):
      Life insurance premiums.............     346        346        346         87         87
      Current year income taxes...........   1,821      1,217      5,105        284        909
      Prior year income taxes.............      35        (93)       (73)        --         --
      Less: Prior year refunds applied to
         current year taxes...............     (17)       (79)       (35)        --         --
      Current year dividend...............     554        460        700         --         --
      Prior year dividend.................     281         --         --         --         --
                                            ------     ------     ------     ------     ------
                                             3,020      1,851      6,043        371        996
    Cash distributions:
      Life insurance premiums.............     226        226        226         57         57
      Current year income taxes...........   1,111        369        925         --         --
      Prior year income taxes.............     918        691        798        529        304
      Current year dividend...............      --        128        185         --         --
      Prior year dividend.................     282        400        200         --        415
                                            ------     ------     ------     ------     ------
                                             2,537      1,814      2,334        586        776
    Noncash distributions applied to
      receivables from stockholders.......     167        263        225         29         --
                                            ------     ------     ------     ------     ------
    Stockholder distributions payable at
      end of period.......................  $1,297     $1,071     $4,555     $  827     $4,775
                                            ======     ======     ======     ======     ======

8. STOCK OPTIONS

     The Company established a qualified stock option plan ("the Plan") effective February 5, 1997. The exercise price of the options, as well as the vesting period, are established by the Company's Board of Directors. A summary of activity under the Plan is as follows:

                                                                           OUTSTANDING OPTIONS
                                                                          ---------------------
                                                             SHARES                   WEIGHTED-
                                                            AVAILABLE                  AVERAGE
                                                              UNDER                   EXERCISE
                                                             OPTION       NUMBER        PRICE
                                                            ---------     -------     ---------
    Balance at February 5, 1997 (inception of Plan).......         --          --       $  --
      Authorized..........................................    600,000          --          --
      Granted.............................................         --     345,500        5.00
      Exercised...........................................         --          --          --
      Canceled............................................         --          --          --
                                                              -------     -------       -----
    Balance at March 31, 1997.............................    600,000     345,500       $5.00
                                                              =======     =======       =====
    Exercisable at March 31, 1997.........................                     --
                                                                          =======

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

     All options granted in 1997 had an exercise price of $5.00 per share which was equal to the fair value of the Company's common stock, at the date of grant, as estimated by its Board of Directors. The weighted-average remaining contractual life of those options is approximately five years.

     The Company's 1997 Stock Option Plan has authorized the grant of options up to 600,000 shares to officers, directors or key employees of the Company. All options have ten year terms and generally vest ratably over five years from the date of grant. The fair value of options granted during the three months ended March 31, 1997 was $1.26.

     The Company has elected to follow Accounting Principles Board Opinion Number 25 (APB 25), "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock options issued to employees because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and pro forma earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using a Black Scholes Option pricing model with the following weighted-average assumptions:

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                                     1997
                                                                ---------------
                Contractual term of the award.................      10 years
                Expected life of award........................       5 years
                Volatility....................................           .01
                Fair value of stock at grant date.............         $5.00
                Option exercise price.........................         $5.00
                Risk-free interest rate.......................     6 percent

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income under FAS 123 is not materially different from historical results.

9. RELATED PARTY TRANSACTIONS

     The Company leases certain property from a partnership owned by related parties including the Company's stockholders. Effective March 1, 1997, the Company terminated the existing lease and executed a new 20-year lease with the same partnership. The lease requires monthly lease payments ranging from $24,611 in 1997 to $50,427 in 2000 and thereafter with additional stipulated rent increases every five years based on the Consumer Price Index. The Company is also obligated to pay the partnership any taxes related to the lease payments. Rent expense under the related party lease totaled $252,683, $263,561, and $273,570 for the years

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

ended December 31, 1994, 1995 and 1996, respectively, and $68,699 and $69,104 for the three months ended March 31, 1996 and 1997, respectively.

     Effective March 1, 1997, the Company also executed a 20-year lease of certain property with the partnership discussed above. Such property was part of the acquisition discussed in Note 13. The lease requires monthly lease payments of $28,333 with additional stipulated rent increases every five years based on the Consumer Price Index. The Company is also obligated to pay the partnership any taxes related to the lease payments. The Company has guaranteed the debt of the partnership relating to this property. The outstanding balance of such debt was $2,191,583 at March 31, 1997.

     Future minimum rentals (excluding taxes), by year, and in the aggregate under these noncancelable operating leases at December 31, 1996, are as follows:

                                                                 (IN THOUSANDS)
                1997...........................................     $    575
                1998...........................................          754
                1999...........................................          896
                2000...........................................          941
                2001...........................................          945
                Thereafter.....................................       14,335
                                                                     -------
                                                                    $ 18,446
                                                                     =======

     The Company also leases certain property, vehicles, and equipment from nonrelated parties for which it incurred rent expense of $158,506, $134,032 and $232,955 for the years ended December 31, 1994, 1995 and 1996, respectively, and $55,224 and $94,809 for the three months ended March 31, 1996 and 1997, respectively.

10. SIGNIFICANT CUSTOMERS

     The Company had revenues from certain customers that were in excess of 10 percent of the respective year's revenues as follows (for years in which the respective customer's revenue were less than 10% no percentage is stated):

                                                                                THREE MONTHS
                                                YEAR ENDED DECEMBER 31         ENDED MARCH 31
                                              --------------------------       ---------------
                                              1994       1995       1996       1996       1997
                                              ----       ----       ----       ----       ----
    Customer A..............................    --       11.2%        --         --         --
    Customer B..............................    --         --       13.7%        --         --
    Customer C..............................    --         --         --       25.5%        --
    Customer D..............................  10.0%      10.4%      13.4%      28.7%      18.0%
    Customer E..............................    --         --       19.5%        --       35.4%
    Customer F..............................    --         --       11.5%        --         --
    Customer G..............................  18.6%      14.4%        --         --         --

     During the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997 the Company's revenues included approximately $1,894,000, $14,280,000 and $2,328,000, respectively, relating to projects carried out internationally for which approximately $0, $1,776,000 and $463,369 was in accounts receivable at December 31, 1995, 1996 and March 31, 1997, respectively.

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

11. OTHER INCOME

     During 1995, the Company received $175,000 as a result of a settlement with third parties relating to damages to Company equipment. In addition, the Company received $371,194 from a claim related to misappropriation of funds by a former employee.

12. CONTINGENCIES

     The Company is involved from time to time through the ordinary course of business in certain claims, litigation, and assessments. Due to the nature of the construction industry, the Company's employees from time to time become subject to injury, or even death, while employed by the Company. The Company does not believe there are any such contingencies at December 31, 1996 for which the eventual outcome would have a material adverse impact on the Company.

     During 1996, the primary contractor on the Company's largest contract has claimed that the Company was liable under delay provisions and is seeking damages. While the Company believes that the reasons for the delay were such that the Company should not be liable, the Company has reduced expected revenues by approximately $900,000 due to this uncertainty.

     During 1996, the Company was named as a defendant in a lawsuit relating to an incident at one of its worksites whereby one of its employees was killed in a crane accident. The Company believes the loss, if any, relating to the incident will be fully insured and does not expect the ultimate outcome of the matter to have a material adverse impact on its financial position.

     Relating to the incident set forth in the prior paragraph, the Company has been named as a defendant in a lawsuit brought by the crane operator who claims he was assaulted by employees of the Company after the incident. The Company's insurance carrier has declined coverage. However, management does not expect the amount of loss, if any, relating to the ultimate resolution of this matter to have a material adverse impact on its financial position.

13. SUBSEQUENT EVENT

     On January 31, 1997, the Company acquired 100 percent of the outstanding capital stock of B&K Steel Fabrications, Inc. ("B&K"), a steel fabricator located in Gilbert, Arizona, for $1,223,194, consisting of $426,944 in cash and $796,250 in two promissory notes payable in annual installments over five years including interest at 5.73 percent. In addition, the Company prepaid $1,090,000 of the subordinated note payable discussed in Note 5 to enable a related party lessor to the Company to acquire the real property upon which B&K is located, and certain equipment attached to the property. The acquisition was not significant to the Company under the definitions used by the Securities and Exchange Commission, and will be accounted for under the purchase method of accounting. After assigning fair values to the tangible assets acquired, and liabilities assumed, there was no goodwill generated by the purchase. The results of operations of B&K will be included in those of the Company commencing February 1, 1997. Had the purchase taken place as of January 1, 1996, the combined business would have had revenues of $113,291,000, income before taxes of $18,097,000, pro forma net income (using a 40 percent effective tax rate) of $6,099,000 and pro forma net income per share of $1.18. However, such information may not be indicative of future operations of the combined business.

     Subsequent to March 31, 1997 the Company entered into a lease agreement with a partnership owned by related parties including the Company's stockholders for additional office space acquired by the partnership that is adjacent to the Company's existing principal office and shop facilities. The lease commences May 1, 1997 and expires on April 30, 2017. The lease requires monthly rental payments of $11,250, subject to increase

                              SCHUFF STEEL COMPANY

     (THE INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

every five years based on a Consumer Price Index formula. In conjunction with the lease, the Company has guaranteed the related debt incurred by the partnership to acquire the property in the amount of $999,999.

     On May 8, 1997, the Company effected a 50,000 for one common stock split. Accordingly, all shares of common stock have been restated in the financial statements to reflect the effect of this stock split. At the same time, the Company also reincorporated in Delaware and changed its authorized shares and classes of stock. The information set forth in the financial statements reflect the authorized shares after having given effect to the reincorporation.

             ======================================================

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
The Company...........................    13
S Corporation Distribution............    14
Use of Proceeds.......................    15
Dividend Policy.......................    15
Capitalization........................    16
Dilution..............................    17
Selected Consolidated Financial and
  Operating Data......................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    27
Management............................    40
Principal Stockholders................    44
Certain Relationships and Related
  Transactions........................    45
Description of Capital Stock..........    47
Shares Eligible for Future Sale.......    49
Underwriting..........................    50
Legal Matters.........................    51
Experts...............................    51
Additional Information................    52
Index to Consolidated Financial
  Statements..........................   F-1
Report of Independent Auditors........   F-2
Consolidated Financial Statements.....   F-3

                            ------------------------

UNTIL           , 1997 (25 CALENDAR DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR ALLOTMENTS OR SUBSCRIPTIONS.
             ======================================================

             ======================================================
                                2,200,000 SHARES

                                  SCHUFF STEEL
                                    COMPANY

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                              PRINCIPAL FINANCIAL
                                SECURITIES, INC.
                                          , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by the registrant, will be substantially as follows:

                                       ITEM                                      AMOUNT
    --------------------------------------------------------------------------  --------
    SEC Registration Fee......................................................  $  9,200
    NASD Filing Fee...........................................................  $  3,536
    Nasdaq National Market Listing Fee........................................  $ 35,500
    *Blue Sky Fees and Expenses (including legal fees)........................  $  5,000
    *Accounting Fees and Expenses.............................................  $125,000
    *Legal Fees and Expenses..................................................  $175,000
    *Consulting Fees..........................................................  $150,000
    *Printing and Engraving...................................................  $ 90,000
    *Registrar and Transfer Agent's Fees......................................  $ 20,000
    *Underwriters' Expenses...................................................  $ 40,000
    *Miscellaneous Expenses...................................................  $ 21,764
                                                                                --------
              Total...........................................................  $675,000
                                                                                ========

---------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

     The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee's heirs, executors and administrators.

     The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     The Company has agreed to indemnify the Underwriters and their controlling persons, and the Underwriters have agreed to indemnify the Company and its controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

     For information regarding the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 8, 1997, the Company reincorporated from Arizona to Delaware by way of a merger in which the predecessor of the Company, an Arizona corporation, merged with and into a newly created Delaware subsidiary of the Company. In the merger, each share of the Arizona corporation's issued and outstanding common stock was exchanged for 50,000 shares of the Delaware corporation's common stock and each option to purchase one share of the Arizona corporation's common stock was exchanged for 50,000 options to purchase shares of the Delaware corporation's common stock. All share figures set forth above give effect to this exchange ratio. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering and/or pursuant to Rule 145 under the Securities Act regarding transactions the sole purpose of which is to change an issuer's domicile solely within the United States.

     On February 5, 1997, the Company granted stock options to purchase a total of 6.91 shares of its common stock at an exercise price of $250,000 per share. All of these options vest over a five year period with 20% of such options of each grantee vesting on each anniversary of the date of grant. After the reincorporation, the options were exchanged for 345,500 options to purchase the Company's Common Stock at an exercise price of $5.00 per share. Exemption from restriction for these transactions was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     (a) Exhibits:

EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
--------   -----------------------------------------------------------------------------------
 1.1       Form of Underwriting Agreement by and between Principal Financial Securities, Inc.
           and the Registrant*
 1.2       Consulting Agreement by and between D. Ronald Yagoda and the Registrant
 3.1(a)    Certificate of Incorporation of the Registrant
 3.1(b)    Certificate of Amendment of Certificate of Incorporation of the Registrant
 3.2       Bylaws of the Registrant
 4.1       Certificate of Incorporation of the Registrant (filed as Exhibit 3.1)
 4.6       Form of Certificate representing Common Stock*
 5         Form of Opinion of Snell & Wilmer L.L.P. regarding the legality of the Common Stock being registered
10.1(a)    Loan Agreement dated June 30, 1996 between the Registrant and Bank One, Arizona, NA
10.1(b)    Variable Rate Revolving Line of Credit Note dated June 30, 1996
10.2(a)    Revolving Line of Credit Loan Agreement and Addendum dated June 30, 1995 between the Registrant and Bank One, Arizona, NA
10.2(b)    Variable Rate Revolving Line of Credit Note and Addendum dated June 30, 1995
10.2(c)    Modification Agreement dated June 30, 1996 between the Registrant and Bank One,
           Arizona, NA
10.2(d)    Continuing Guaranty dated June 30, 1995 between David A. Schuff, Nancy A. Schuff and Bank One, Arizona, NA
10.2(e)    Continuing Guaranty dated June 30, 1995 between Scott A. Schuff and Bank One,
           Arizona, NA
10.2(f)    Modification Agreement dated March 31, 1997 between the Registrant and Bank One,
           Arizona, NA
10.2(g)    Modification Letter Agreement dated May 7, 1997 between the Registrant and Bank
           One, Arizona NA
10.3(a)    Loan Agreement and Addendum dated June 30, 1995 between the Registrant and Bank
           One, Arizona, NA
10.3(b)    Variable Rate Line of Credit Note and Addendum dated June 30, 1995
10.3(c)    Modification Agreement dated June 30, 1996 between the Registrant and Bank One,
           Arizona, NA
10.4       Continuing Guaranty dated April 22, 1996 between the Registrant and Bank One,
           Arizona, NA
10.5       Guaranty of Payment dated April 22, 1997 between the Registrant and Bank One,
           Arizona, NA
10.6       Guaranty of Payment dated January 31, 1997 between the Registrant and Bank One,
           Arizona, NA
10.7       Promissory Note dated December 31, 1989 between the Registrant and 19th
           Avenue/Buchanan Limited Partnership
10.8       Lease dated March 1, 1997 for 420 S. 19th Avenue in Phoenix, Arizona between 19th
           Avenue/Buchanan Limited Partnership and the Registrant
10.9       Lease dated March 1, 1997 for 619 N. Cooper Road in Gilbert, Arizona between 19th
           Avenue/Buchanan Limited Partnership and the Registrant
10.10      Lease dated May 1, 1997 for 1841 W. Buchanan Street in Phoenix, Arizona between
           19th Avenue/Buchanan Limited Partnership and the Registrant

EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
--------   -----------------------------------------------------------------------------------
10.11      Schuff Steel Company Supplemental Retirement and Deferred Compensation Plan
10.12(a)   Schuff Steel Company 1997 Stock Option Plan
10.12(b)   Form of Incentive Stock Option Agreement for 1997 Stock Option Plan
10.12(c)   Form of Non-Qualified Stock Option Agreement for 1997 Stock Option Plan
11         Earnings per Share Computation
21         List of Subsidiaries
23.1       Consent of Ernst & Young LLP, independent auditors
23.2       Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
24         Power of Attorney (see signature page included in Registration Statement)
27         Financial Data Schedule
99.1       Consent of Edward M. Carson
99.2       Consent of H. Wilson Sundt
99.3       Consent of Dennis DeConcini
99.4       Consent of Kenneth F. Zylstra
99.5       Consent of Dennis Randall

---------------
 *  To be filed by amendment.

     (b) Financial Statement Schedules:

     The financial statement schedules have been omitted since they are not applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on May 8, 1997.

                                          SCHUFF STEEL COMPANY

                                          By: /s/ Scott A. Schuff

                                          --------------------------------------
                                              Scott A. Schuff
                                            President, and Chief Executive
                                              Officer

     Each person whose signature appears below hereby constitutes and appoints Scott A. Schuff, and Kenneth F. Zylstra, and each of them, as his attorney-in-fact and agent, with the power of substitutions, for and in the name, place, and stead of the undersigned, to sign any and all amendments to this Registration Statement, and to file the same with exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           NAME AND SIGNATURE                             TITLE                      DATE
----------------------------------------  -------------------------------------  -------------

          /s/ David A. Schuff             Chairman of the Board of Directors     May 8, 1997
----------------------------------------
            David A. Schuff

          /s/ Scott A. Schuff             President, Chief Executive Officer     May 8, 1997
----------------------------------------  and Director (Principal executive
            Scott A. Schuff               officer)

         /s/ Kenneth F. Zylstra           Vice President and Chief Financial     May 8, 1997
----------------------------------------  Officer (Principal financial and
           Kenneth F. Zylstra             accounting officer)

                               INDEX OF EXHIBITS

EXHIBIT                                                                           SEQUENTIALLY
NUMBER                            DESCRIPTION OF EXHIBIT                          NUMBERED PAGE
-------   ----------------------------------------------------------------------  -------------
 1.1      Form of Underwriting Agreement between Principal Financial Securities,
          Inc. and the Registrant*
 1.2      Consulting Agreement by and between D. Ronald Yagoda and the
          Registrant
 3.1(a)   Certificate of Incorporation of the Registrant
 3.1(b)   Certificate of Amendment of Certificate of Incorporation of the
          Registrant
 3.2      Bylaws of the Registrant
 4.1      Certificate of Incorporation of the Registrant (filed as Exhibit 3.1)
 4.6      Form of Certificate representing Common Stock*
 5        Form of Opinion of Snell & Wilmer L.L.P. regarding the legality of the common stock being registered
10.1(a)   Loan Agreement dated June 30, 1996 between the Registrant and Bank
          One, Arizona, NA
10.1(b)   Variable Rate Revolving Line of Credit Note dated June 30, 1996
10.2(a)   Revolving Line of Credit Loan Agreement and Addendum dated June 30,
          1995 between the Registrant and Bank One, Arizona, NA
10.2(b)   Variable Rate Revolving Line of Credit Note and Addendum dated June
          30, 1995
10.2(c)   Modification Agreement dated June 30, 1996 between the Registrant and
          Bank One, Arizona, NA
10.2(d)   Continuing Guaranty dated June 30, 1995 between David A. Schuff, Nancy
          A. Schuff and Bank One, Arizona, NA
10.2(e)   Continuing Guaranty dated June 30, 1995 between Scott A. Schuff and
          Bank One, Arizona, NA
10.2(f)   Modification Agreement dated March 31, 1997 between the Registrant and
          Bank One, Arizona, NA
10.2(g)   Modification Letter Agreement dated May 7, 1997 between the Registrant and Bank One, Arizona, NA
10.3(a)   Loan Agreement and Addendum dated June 30, 1995 between the Registrant and Bank One, Arizona, NA
10.3(b)   Variable Rate Line of Credit Note and Addendum dated June 30, 1995
10.3(c)   Modification Agreement dated June 30, 1996 between the Registrant and
          Bank One, Arizona, NA
10.4      Continuing Guaranty dated April 22, 1996 between the Registrant and
          Bank One, Arizona, NA
10.5      Guaranty of Payment dated April 22, 1997 between the Registrant and
          Bank One, Arizona, NA
10.6      Guaranty of Payment dated January 31, 1997 between the Registrant and
          Bank One, Arizona, NA
10.7      Promissory Note dated December 31, 1989 between the Registrant and
          19th Avenue/Buchanan Limited Partnership
10.8      Lease dated March 1, 1997 for 420 S. 19th Avenue in Phoenix, Arizona
          between 19th Avenue/Buchanan Limited Partnership and the Registrant

EXHIBIT                                                                           SEQUENTIALLY
NUMBER                            DESCRIPTION OF EXHIBIT                          NUMBERED PAGE
-------   ----------------------------------------------------------------------  -------------
10.9      Lease dated March 1, 1997 for 619 N. Cooper Road in Gilbert, Arizona
          between 19th Avenue/Buchanan Limited Partnership and the Registrant
10.10     Lease dated May 1, 1997 for 1841 W. Buchanan Street in Phoenix,
          Arizona between 19th Avenue/Buchanan Limited Partnership and the
          Registrant
10.11     Schuff Steel Company Supplemental Retirement and Deferred Compensation
          Plan
10.12(a)  Schuff Steel Company 1997 Stock Option Plan
10.12(b)  Form of Incentive Stock Option Agreement for 1997 Stock Option Plan
10.12(c)  Form of Non-Qualified Stock Option Agreement for 1997 Stock Option
          Plan
11        Earnings per Share Computation
21        List of Subsidiaries
23.1      Consent of Ernst & Young LLP, independent auditors
23.2      Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
24        Power of Attorney (see signature page included in Registration
          Statement)
27        Financial Data Schedule
99.1      Consent of Edward M. Carson
99.2      Consent of H. Wilson Sundt
99.3      Consent of Dennis DeConcini
99.4      Consent of Kenneth F. Zylstra
99.5      Consent of Dennis Randall

---------------
* To be filed by amendment.